

Store #1
Rogers, Arkansas
Then and Now

it's MY WAL★MART®

2003 Annual Report

Financial Highlights

Net Sales (Billions)



- 99: $137.6
- 00: $165.0
- 01: $191.3
- 02: $217.8
- 03: $244.5

Diluted Earnings Per Share



- 99: $.99
- 00: $1.20
- 01: $1.40
- 02: $1.49
- 03: $1.81

Return On Assets



- 99: 9.6%
- 00: 9.5%
- 01: 8.7%
- 02: 8.5%
- 03: 9.3%

Return On Shareholders' Equity



- 99: 22.4%
- 00: 22.9%
- 01: 22.0%
- 02: 20.1%
- 03: 21.6%

Table of Contents

Senior Officers

S. Robson Walton
Chairman of the Board

H. Lee Scott, Jr.
President & CEO

David D. Glass
Chairman of the Executive Committee
of the Board

Thomas M. Coughlin
Executive Vice President;
President & CEO, Wal-Mart Stores Division
and SAM'S CLUB USA

Michael T. Duke
Executive Vice President, Administration

Thomas D. Hyde
Executive Vice President,
Legal and Corporate Affairs;
Corporate Secretary

John B. Menzer
Executive Vice President;
President & CEO, International Division

Coleman H. Peterson
Executive Vice President, People Division

Thomas M. Schoewe
Executive Vice President & CFO

B. Kevin Turner
Executive Vice President;
President & CEO, SAM'S CLUB Division

Joseph J. Fitzsimmons
Senior Vice President, Finance;
Treasurer

Directors

James W. Breyer

John T. Chambers

Thomas M. Coughlin

Stanley C. Gault

David D. Glass

Roland A. Hernandez

Dawn G. Lepore

J. Paul Reason

Elizabeth A. Sanders

H. Lee Scott, Jr.

Jack C. Shewmaker

Jose H. Villarreal

John T. Walton

S. Robson Walton

it's MY WAL★MART

The story of Wal-Mart is ultimately a local story. In big cities and small towns around the world, the shopping experience of an individual Customer is what defines our Company.

On the covers of this Annual Report, you will see Associates from two of our 4,600-plus store locations around the globe. These eight individuals represent more than 1 million Associates worldwide – each one dedicated to providing the very best service and selection, at the lowest possible prices, to local Customers. The front cover features Associates from Store #1 at Rogers, Arkansas, and the back cover shows our first SAM'S CLUB, Club #8241 at Midwest City, Oklahoma.

The growth that occurred between the openings of these stores, and everything that's happened since, was made possible by dedicated Associates focusing on one store and one Customer at a time. Remaining true to that vision will continue to determine the success of Wal-Mart. That's what "*My Wal-Mart*" means: truly understanding that the shopping experience of a local Customer at a local store defines our Company and shapes our future.

Front Cover
Store #1, Rogers, Arkansas
(from left)
Sonia Barrett, Department Manager
Matt Loveless, Store Manager
Trey Sturdivant, Cashier
Cathy DeSpain, Assistant Manager

Back Cover
Club #8241, Midwest City, Oklahoma
(from left)
Vanessa Taylor, Membership Desk
Nick West, General Manager
Carol Lester, Invoice Clerk
Juan Trujillo, Dock Supervisor

A Letter from the President



Lee Scott

To Our Shareholders, Associates and Customers,

Without a doubt, fiscal 2003 was an extremely challenging year. It was a year marked by the threat of war and terrorism, increased financial pressure from rising fuel prices and corporate layoffs, and even ethical misconduct by a number of companies. However, despite all this, Wal-Mart had an excellent year.

In fact, thanks to our Associates, Wal-Mart was able to report record sales ($244.5 billion) and record earnings ($8.0 billion) in one of the most difficult business environments in recent years. More specifically, these numbers represent a 12.3 percent increase in sales compared to the previous year, and a 21.5 percent increase in earnings per share. (On a like-to-like basis, the increase in earnings per share would have been 16.8 percent after adjusting for an accounting change for goodwill.) We also met one of our most important goals: for earnings to grow at a rate equal to or better than sales.

As I reflect on this performance, I feel a deep sense of appreciation for the Associates who made this possible, and I likewise remain very positive about the future of our business.

Of course, any successful year is underscored by special contributions from key departments and business areas. It is important that we highlight a few of these performances. Let's start with Wal-Mart International. This group achieved sales of almost $41 billion and an operating profit of more than $2 billion. For perspective, if Wal-Mart International were a stand-alone company, it would rank number 33 on last year's *FORTUNE* 500 list based on sales. Our international business also has grown to be our second-largest division in terms of sales and earnings, trailing only the Wal-Mart Stores division. Our international growth opportunities are significant, and it will be exciting in the years ahead to watch Wal-Mart continue to develop as a truly global Company.

One of our major growth initiatives continues to be our food business. Last year in the U.S., we added 192 Supercenters, and we have publicly announced our intentions to add up to 210 more in the current year. We currently have Supercenters in all but seven states. We also completed the last fiscal year with 49 Neighborhood Markets in eight states. We will continue to be successful in this area because our food strategy is so closely aligned with our general merchandise strategy. In both food and general merchandise, we satisfy the Customer with a consistent focus on price, assortment and quality.

We also are making exciting strides in two other important areas: internal product development and global procurement. Our product-development team, working with Wal-Mart buyers, is driving significant improvement in key product categories such as apparel, domestics and electronics.

This is not just the opinion within Wal-Mart. *The Wall Street Journal, USA Today* and others have also made note of our progress. As this improvement continues, we will further encourage our existing Customers to broaden their shopping with us. In other words, we are increasingly seeing that Customers who shop with us for food and basic household supplies are adding apparel and electronics to their shopping baskets.

Last year we assumed responsibility of global procurement from a third party. This allowed us to better coordinate the entire global supply chain from product development to delivery. In addition, our global procurement program allows us to share our buying power and merchandise network with all our operations throughout the world. This helps fulfill the promise of Sam Walton to deliver quality and value not only to U.S. consumers, but also to consumers around the world.

Sam Walton also worked to continuously develop the next generation of Wal-Mart leaders. He knew that to be successful, all Wal-Mart leaders must understand our culture and our commitment to integrity. That's why we've developed a number of leadership initiatives, including the Business Leadership Series, People Asset Reviews and accelerated programs for high-potential international managers.

Because we are developing our leaders, last year we were able to fill a number of key positions with internal people. This included the appointments of Linda Dillman as senior vice president and chief information officer (CIO); Susan Chambers as senior vice president, insurance and benefits; Kevin Turner (former CIO) as president and chief executive officer of SAM'S CLUB Division; and Doug McMillon as executive vice president and chief merchant at SAM'S CLUB.

Speaking of SAM'S CLUB, it is important for you to know that we were not pleased with its performance in 2002. Today, we have a new management team in place that is energized and refocused on the basics of the Club business. Satisfying the needs of the business member is a renewed priority for SAM'S CLUB.

We should also recognize the value that our support groups bring to the business. For example, the core competencies we have developed in logistics, information systems and real estate represent an essential part of our "every day low cost" commitment, which makes "Every Day Low Prices" possible.

Another highlight to the year was when our company was honored by *FORTUNE* magazine as the "Most Admired Company" in America. Generally, we are not fans of lists and awards, but this one is meaningful

"…thanks to our Associates, Wal-Mart was able to report record sales and record earnings in one of the most difficult business environments in recent years."

because it reflects our commitment to our Customers and our communities. Our Associates earned this award, and we hope that you as Shareholders are proud to be associated with Wal-Mart.

Finally, as we look to the year ahead, and with war a reality, we see many of the same challenges we faced in the previous year. However, just as in 2002, this is no excuse for poor performance. In good times and bad, Customers will shop at Wal-Mart. We are well-positioned in the marketplace as the price and value leader. We are well-positioned for continued success.

Of course, I cannot end this letter without expressing once again my appreciation to our Associates around the world for their hard work, to our Customers for their loyalty, to our suppliers for their support and service, and to the Wal-Mart Shareholders who invest in our Company.

My best wishes to all of you in the coming year.

Lee Scott

A Letter from the Chairman of the Board



Rob Walton

Fellow Shareholders and Associates,

I feel that it is important to communicate directly with you in this time of increased scrutiny of corporate governance practices, and to share with you my perspective on the governance of your Wal-Mart.

I became chairman of the board in 1992, upon the death of my father, Sam Walton. It is a responsibility I take seriously. The long-term success of Wal-Mart and of our Associates is a matter of personal and family pride, and an important part of this success is good governance practices.

First and foremost, a culture of ethical behavior underlies all that we do at Wal-Mart. All of us who worked with my father remember the many talks he gave stressing the importance of honesty, integrity and fairness in our dealings with our Customers, suppliers, Associates and the communities in which we operate. David Glass, your former chief executive officer, and Lee Scott, your current chief executive officer, have continued that commitment. Setting the right ethical tone at the top is the first step towards good corporate governance at Wal-Mart.

We are committed to maintaining a diverse and engaged board of directors to oversee your Company. Our directors have varied and distinguished backgrounds, a wealth of expertise, and broad experience in many industries. Qualified directors alone, however, do not assure good corporate governance; directors also must act responsibly and ask tough questions of management. Procedures are no substitute for penetrating inquiry, open minds and open discussion. The board engages in, and is committed to, vigorous and open debate and discussion on issues facing the Company. I am proud of the directors who serve you. They, too, take their responsibilities seriously, and are diligent in carrying out their duties.

Many commentators on corporate governance advocate separating the roles of Chairman of the Board and Chief Executive Officer. At Wal-Mart, these positions have been separate for 15 years. This may not be right for every company, but it works well for your Company. In addition to my duties as Chairman, I advise and support Lee and our entire management team on strategic issues, expansion and acquisition opportunities, corporate policies and governance issues, and – most important to me – the identification, development, education and retention of a strong and deep pool of talent to manage Wal-Mart in the future.

Wal-Mart's directors are elected annually, and the Company has been committed for years to having a majority of independent outside directors. However, our board also includes directors who have comprehensive, hands-on knowledge about the Company's operations; namely David Glass, Lee Scott and Tom Coughlin. These "inside directors" provide a perspective on the Company that we believe is crucial to its continued success. Overall, the strength of your Company's board comes from a mix of inside directors who have in-depth knowledge of the Company, and outside directors who bring fresh viewpoints and unique perspectives to the issues facing the Company.

The Walton family is a large Shareholder of your Company, and the family's interest in the long-term success of the Company is aligned closely with the interests of all Shareholders and Associates. Like you, the family wants your Company to grow and prosper. The family's commitment is reflected by my service as chairman, and by that of my brother, John, as a director. The family believes that all Shareholders should benefit from our active participation.

The board of directors believes that equity-based compensation is an important piece of the overall compensation of directors and senior management. The ownership of Wal-Mart stock and options by directors and senior management is important because these individuals represent the Shareholders and should act in a manner consistent with the long-term interests of Shareholders. Making equity part of their compensation helps achieve this objective. The board also emphasizes compensation policies that place the cash bonuses of senior management at risk. The performance targets management must reach to receive this compensation further align their interests with the long-term success of the Company.

The Wal-Mart board meets in person four times annually at our regularly scheduled meetings. The board also has one regularly scheduled telephonic meeting after the important Christmas selling season. In addition, we have frequent telephone meetings to approve acquisitions, report on developments between regular board meetings, or to address other issues. Board members also communicate on a regular basis directly with members of management on issues of importance.

The board actively participates in succession planning, and the seamless transition from David Glass to Lee Scott is attributable in part to the board's stewardship of this important process. A best practice that Wal-Mart implemented last summer is the meeting of independent directors. The independent directors meet separately at each of our four regularly scheduled board meetings each year. Director Stanley Gault presides over these meetings, and communicates any issues raised to Lee Scott and me. We then

"Our family is proud of the accomplishments of our Wal-Mart Associates around the world. Without their dedication and commitment, there would be no Wal-Mart."

take appropriate follow-up actions and report back to the full board.

A significant amount of the board's business is first reviewed in detail by one of the board's three standing committees. For example, the audit committee meets each quarter with Company management, including Lee Scott and Tom Schoewe, chief financial officer, and Ernst & Young, our outside auditors, to review and approve the financial reports for the Company and the CEO and CFO certifications that now accompany these reports. Members of the audit committee are free to question any financial or operational practice in the Company, and the committee has the authority to hire independent outside advisors when it believes it is appropriate to do so. Another example would be the strategic planning and finance committee's review of the Company's derivatives portfolio, and its broad mandate to monitor compliance with our guidelines on other financing matters. In addition to its traditional role of reviewing executive compensation programs and management succession plans, the compensation, nominating and governance committee oversees the board's nominating and governance functions, the board's annual self-evaluation process, and recently presented a revised Corporate Governance Policy and revised committee charters (which you can view at www.walmartstores.com) to the full board for approval.

The three board committees discussed above consist of outside, non-employee directors. As there is no overlap in committee memberships, the committees meet for an extended period of time in connection with every regularly scheduled board meeting, and at other times throughout the year as

necessary. Our committee chairs take their responsibilities seriously and are diligent in their preparation for committee meetings. We believe that the quality of the work done at the committee level contributes significantly to the quality of our board meetings.

The board and I welcome your comments, suggestions or concerns. You may contact us by e-mail using the full name of the director as listed on the inside of the front cover of this Annual Report without punctuation. For example, mine would be srobsonwalton@wal-mart.com. If you want to send a message to the full board, address it to directors@wal-mart.com. If you want to reach just the independent directors, address the message to independentdirectors@wal-mart.com.

Although Wal-Mart has grown large, we still focus daily on the culture and values established by my father, Sam Walton. Our family is proud of the accomplishments of our Wal-Mart Associates around the world. Without their dedication and commitment, there would be no Wal-Mart. The Company has many opportunities ahead of it, and I am proud to serve our Associates and our Shareholders as we look towards the future.

Sincerely,
Rob Walton

Showing the Value

Why Less Is More at Wal-Mart









At Wal-Mart, everything we do is about value: finding it, making it and sharing it with our Customers. Our job is to see how little we can charge for a product, not how much – how easy we can make it to shop with us, not how difficult.

One of our favorite ways to introduce value is the Rollback program, which began in 1992 as a way of reminding Customers that we're not resting on our Every Day Low Prices. Customers



quickly learned that Rollbacks aren't a gimmick or a "sale." Once we roll back the price of an item, it tends to stay that way for quite awhile, and this tends to make people smile. So for many years, Rollbacks have had a cheerful mascot: a sunny-yellow smiley face known simply as "Smiley."

Wal-Mart's value also comes from staying true to its foundation of offering "opening price points" –

the lowest price available for an item of its kind. Here, you'll find 88-cent toothpaste, $10 cookware sets, a gas grill for less than $100, DVD players for under $50 and microwave ovens for less than $35. And right down the aisle, you'll find merchandise that's one step up in quality for just a little more.

Wal-Mart is the home of respected national brands, but when the company sees an opportunity to create a better value we'll add a private-label product to the mix, providing brand quality at a lower price. That's how Ol' Roy® became the best-selling brand of dog food in the U.S.

Wal-Mart never compromises on quality to sell for less. Consumer-testing



laboratories ensure our products meet recognized industry standards or goverment regulations, regardless of the price. But if, despite our efforts, a Customer has a problem with a product, there is no greater value at Wal-Mart than our return-and-exchange policy, one of the most liberal satisfaction guarantees in the business. If you have a problem with a purchase, Wal-Mart will treat you fairly.

The incredible assortment at Wal-Mart – featuring up to 150,000 different items in our biggest Supercenters – is a colossal value in and of itself, helping Customers get everything they need in one place. And with our seasonal items, Wal-Mart stores actually create an ever-changing shopping list for the Customer. With today's busy lifestyles, that's a value worth smiling about.



Fiscal 2003 End-of-Year Store Count

State	Discount Stores	Supercenters	SAM'S CLUBS	Neighborhood Markets
Alabama	34	49	9	2
Alaska	6	0	3	0
Arizona	24	17	10	0
Arkansas	35	43	4	6
California	133	0	30	0
Colorado	17	29	14	0
Connecticut	27	2	3	0
Delaware	3	3	1	0
Florida	66	87	37	1
Georgia	42	61	20	0
Hawaii	6	0	1	0
Idaho	5	11	1	0
Illinois	81	33	27	0
Indiana	42	42	14	0
Iowa	27	24	7	0
Kansas	29	23	6	0
Kentucky	34	41	5	0
Louisiana	35	47	12	0
Maine	12	9	3	0
Maryland	32	5	13	0
Massachusetts	41	1	3	0
Michigan	48	14	22	0
Minnesota	34	9	12	0
Mississippi	21	41	5	1
Missouri	56	58	14	0
Montana	5	6	1	0

State	Discount Stores	Supercenters	SAM'S CLUBS	Neighborhood Markets
Nebraska	10	11	3	0
Nevada	11	7	5	0
New Hampshire	19	6	4	0
New Jersey	30	0	8	0
New Mexico	6	18	5	0
New York	52	22	18	0
North Carolina	47	52	17	0
North Dakota	8	0	2	0
Ohio	70	28	26	0
Oklahoma	41	40	7	12
Oregon	24	3	0	0
Pennsylvania	50	43	20	0
Rhode Island	8	0	1	0
South Carolina	22	37	9	0
South Dakota	6	4	2	0
Tennessee	33	57	15	2
Texas	117	155	68	24
Utah	6	15	7	1
Vermont	4	0	0	0
Virginia	21	52	13	0
Washington	29	6	2	0
West Virginia	8	20	3	0
Wisconsin	49	20	11	0
Wyoming	2	7	2	0
U.S. Totals:	**1,568**	**1,258**	**525**	**49**

International/Worldwide

Argentina	0	11	0	0
Brazil	0	12	8	2*
Canada	213	0	0	0
China	0	20	4	2
Germany	0	94	0	0
Korea	0	15	0	0

Mexico	472†	75	50	0
Puerto Rico	9	1	9	33**
United Kingdom	248‡	10	0	0
International Totals:	**942**	**238**	**71**	**37**
Grand Totals:	**2,510**	**1,496**	**596**	**86**

* Brazil includes Todo Dias

† Mexico includes 118 Bodegas, 50 Suburbias, 44 Superamas, 260 Vips

** Puerto Rico includes 33 Amigos

‡ United Kingdom includes 248 ASDA Stores

Thinking Small

That's How a Successful Retailer Can Continue to Grow



Can Wal-Mart maintain double-digit growth when we've already reached nearly $245 billion in sales? If we focus on one store at a time, it's possible to achieve this goal.

"Our growth comes from thinking like a small company, not like a large one," says Tom Coughlin, president and chief executive officer of Wal-Mart Stores Division and SAM'S CLUB USA. "We will take care of the little things for our Customers, the way a small company would."

The groundwork for this philosophy has already been laid in successful programs like "Store of the Community," which tailors the retail assortment, merchandising and philanthropic efforts of each store to the needs of the community. The "spirit of small" is also alive in Sam Walton's "Store Within a Store" program, which encourages each department manager to act like an independent merchant.

"We can't cookie-cutter prototype merchandise programs into all the stores," says Coughlin. "It just doesn't work. Even two stores within the same community can have very different needs."

Better Merchandise, New Products
Another way Wal-Mart can grow is by improving merchandise and adding new product lines. Apparel provides a great example. From ASDA, Wal-Mart's operation in the U.K., we've extended the George™ brand of clothing into the U.S. market. Levi's® apparel also will be sold at Wal-Mart this year, but that doesn't mean Wal-Mart is abandoning its opening price points or its core Customers.

Wal-Mart's product-development experts are designing fresh colors for housewares and domestics that will match up with the colors in the paint department. Customers will also see Egyptian-cotton towels and bedding at the same prices we had last year for our regular towels and bedding.

"Our food program is better-focused now and continues to be driven by national brands," says Coughlin. "One area that is especially ripe for new sales opportunities is heat-and-serve meals, where we've already made great strides."

Keeping Pace with Technology
"We will also continue to feature new technology in our electronics department," Coughlin says. "With DVD players, we entered the market at an early point and did very well. Now we're doing the same with flat-screen TVs and new advances in wireless technology." "This represents a change," says Don Harris, executive vice president of general merchandise. "We once thought we wouldn't sell

certain products until they reached certain price points," says Harris. "We no longer think that way, but that doesn't mean we're taking riskier positions now. It's a simple matter of merchandising to where we know the consumer is going."

In the jewelry department last spring, Wal-Mart introduced the Keepsake brand of diamonds, featuring fashionable cuts and high quality. As a result, every other category of diamond sold at Wal-Mart increased its sales, and Wal-Mart became one of the top sellers of diamonds in the world.

Of course, one of our biggest sources of new revenue will come from new store locations. The Company plans to add, relocate or expand more than 300 U.S. stores in fiscal 2004, as well as between 120 and 130 international stores in existing markets.

"Our Neighborhood Market stores hold tremendous potential for sales growth," Coughlin says. "We have 49 of the stores, which are designed to complement nearby high-volume Supercenters by offering a convenient format of fresh produce, meat, dairy,

a full line of dry groceries, half-hour photo, pharmacies with drive-through windows, and other general merchandise."

Challenges to Growth

For our growth to continue, Wal-Mart must overcome obstacles, such as preserving and advancing the Every Day Low Prices (EDLP) concept in the face of increasingly talented competition. We believe EDLP will continue to produce growth because we're working with our suppliers to package goods and distribute them in ways that reduce handling and other costs in the store. Customers trust EDLP, relying on Wal-Mart to be fair and honest with pricing. That trust should preserve EDLP as a growth engine for the Company.

Also, the Customer-centered Wal-Mart culture must be embraced by thousands of new Associates if the Company is to keep growing. One way we'll retain that culture is by continuing to recruit nearly 70 percent of our management from the ranks of hourly workers. When room is available, college students who are working for Wal-Mart are the first considered for management jobs. We call it the "First-in-Line" program.

"Our growth comes from thinking like a small company, not like a large one."

In the end, Wal-Mart will continue to grow by responding to Customers on a store-by-store basis, stocking the merchandise they want and providing unmatched value. And that's what comes from forgetting about big numbers and thinking small.







Setting a Global Standard

Sales Rise with New Stores, Formats and Acquisitions



Translating Store Structure: (from left)
ASDA Store in the United Kingdom,
Wal-Mart Todo Dia in Brazil,
Superama in Mexico,
Wal-Mart Supercenter in China,
Wal-Mart Supercenter in Germany,
and a multi-story Wal-Mart Supercenter
in South Korea.

Despite the economic and political uncertainty around the world, Wal-Mart International continued to grow and deliver solid financial returns for Shareholders in fiscal 2003. Our International sales rose by 15.0 percent to a level of almost $41 billion, while operating income increased by 55.8 percent. (On a like-to-like basis, the increase in operating income would have been 33.7 percent after adjusting for an accounting change for goodwill.)



"Country by country, the world is discovering the great value of shopping at Wal-Mart," says John B. Menzer, Wal-Mart International Division's president and chief executive officer. "Thanks to more than 300,000 Associates outside the United States, we're setting a global standard for Every Day Low Prices, quality merchandise and exceptional service."

Building on a foundation of solid operational and financial performance, Wal-Mart International is pursuing growth in three key areas: new stores, new retail formats and targeted acquisitions. In fiscal 2003 we opened, relocated or expanded 115 outlets in seven different countries. We introduced a smaller SAM'S CLUB format in Mexico and opened our first Neighborhood Market in China.

We also announced that we will bring the first SAM'S CLUB to Canada this fall. Our acquisition of Supermercados Amigo increases our ability to serve our Customers in Puerto Rico, and our investment in Seiyu gives us a solid foothold in Japan, the world's second largest retail market.

In a year of steady improvement in store operation and financial performance, there were many highlights. Here are just a few:



The Americas – Economic conditions were challenging throughout Latin America, but Wal-Mart de Mexico continued its outstanding performance, posting strong sales and earnings growth, thanks to a consistent focus on Customers and Every Day Low Prices. In Canada, where 85 communities have requested a Wal-Mart store for their market, we won the No. 1 customer-service ranking in a survey of CEOs.

Asia – Our stores in China are attracting Customer counts that are among the highest in the world, and our stores in South Korea have launched the Rollback program that is one of our retail trademarks around the world.

Europe – In the United Kingdom, ASDA was selected "Britain's Best

Company to Work For" by the *Sunday Times* in its 2002 annual survey of associates from various leading companies.

"As we grow around the world, it's important to our success that we exchange best practices among all the countries where we operate," says Craig Herkert, executive vice president and chief operating officer of Wal-Mart International. In fiscal 2003, the George™ line of apparel



from the U.K. was launched in the United States, Canada and Germany, enjoying strong Customer acceptance. The Mary-Kate and Ashley® brand, a hit with young girls in the United States, has been rolled out to Puerto Rico, Canada and the U.K. Both brands are on their way to becoming global.

Other good ideas, like Canada's new "Baby Center" concept, also are being shared around the world. These centers provide a complete range of baby products in one convenient, centralized area of the store, in addition to entertainment for toddlers and baby-care information for new mothers.

Another key to international growth is expanding our network of global suppliers. This past year we held 12 global sourcing summits, a forum

where Wal-Mart merchants from around the world collaborate with suppliers. Through these summits and other global sourcing initiatives we were able to engage more than 300 suppliers for opportunities to expand their business into other Wal-Mart markets. More than 190 of them are now conducting business with Wal-Mart around the globe.

"As we become more global, we intend to remain local," says Menzer.



As a result, most Wal-Mart store managers and senior managers are natives of the countries where we operate. Many began their Wal-Mart careers as hourly Associates, giving them a solid understanding of the business and our Customers. In fiscal 2003 we accelerated a program designed to promote high-potential Associates to other assignments around the world, including our Home Office.

"Our commitment to meeting the needs of each individual Customer can be fulfilled only by recruiting, developing and promoting the very best people we can find around the world," says Menzer.



Giving, Helping, Doing

Supporting Wal-Mart Communities


Giving
our time and money to support local needs.


Helping
to make a difference, right here at home.


Doing
the good things good neighbors do.

Wal-Mart's charitable giving begins at the local level, guided by Associates who are dedicated to building and supporting their very own communities. We rely on our Associates to know which causes are the most important in their hometowns, and we empower them to determine how Wal-Mart Foundation dollars will be spent. Through good times and bad, Wal-Mart and SAM'S CLUB Associates are community partners, eager and able to touch a wide variety of causes and organizations.

Wal-Mart stores, SAM'S CLUBS and distribution centers work closely with nonprofit grassroots organizations in their local communities. During fiscal 2003, over $104 million was given by Wal-Mart to more than 75,000 organizations in the U.S. and Puerto Rico through programs supported by the Wal-Mart Foundation. All the organizations were chosen by local Associates. This was in addition to the nearly $50 million raised by our Customers through local fund-raising efforts. Merchandise donations and in-kind support given by our stores and Clubs brings that total to more than $200 million raised and contributed by Wal-Mart in fiscal 2003.

"Wal-Mart's Store of the Community approach, which matches our merchandise mix to the local community, also guides our charitable giving," says Betsy Reithemeyer, director of corporate affairs at Wal-Mart. "Our store, Club and distribution-center managers are community ambassadors, and they're looking for ways to make their locations an essential part of the community for the long term."

These efforts were recognized in May 2002 when President George W. Bush honored Wal-Mart with the prestigious Ron Brown Corporate Leadership Award, presented to the best corporate citizens in America. The annual award is given to companies that demonstrate a deep commitment to innovative initiatives that empower employees and communities, while also advancing strategic business interests. In November 2002, *Forbes* also named Wal-Mart one of the 10 most philanthropic corporations in America, recognizing the community-centered efforts accomplished by our Associates.

To help our Customers and Associates during natural disasters, the Wal-Mart Foundation provided $1 million in community disaster-relief funds to local Salvation Army and American Red Cross chapters during the year. We supported firefighters battling wildfires in the West by giving them supplies, food and free phone cards, which allowed them to call their loved ones at home. When more than a million North Carolina residents lost power due to snow and ice, Wal-Mart was there to provide needed equipment, blankets, heaters and other items.







In addition to these Company programs, Wal-Mart Associates continued to lead the way in their own personal giving and fund raising, contributing more than $9.5 million to local United Way chapters in the U.S. and Puerto Rico matched by the Foundation for a total contribution of more than $19 million. It was also another record year for the 170 hospitals and clinics in Canada and the U.S. that are supported by Children's Miracle Network, with $34 million raised and contributed through the efforts of Associates.

Wal-Mart is more than a good corporate citizen and a good neighbor; it's a caring employer that never forgets the Associates who make the Company work. That's why Wal-Mart launched in fiscal 2003 an important new program in the U.S. called the Associate in Critical Need Trust. Supported with funding from Wal-Mart, the trust also receives contributions from members of management to help Associates during times of financial hardship due to death, catastrophic illnesses or unforeseen circumstances. A registered 501(c3) organization, the trust supports Wal-Mart Associates with tax-free gifts during times of need. More than $2.8 million was raised the first year, assisting more than 2,800 families. It's just another example of giving, helping and doing, a philosophy that has become a way of life at Wal-Mart.

America's Most Admired Company

FORTUNE magazine announced in February that Wal-Mart is now America's Most Admired Company, based on a respected survey of 10,000 executives, directors and securities analysts.


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THE TOP 5

"You add it all up," said financier Warren Buffett in the article, "and they have contributed to the financial well-being of the American public more than any institution I can think of."

This recognition is a tribute to our hard-working Associates and their never-ending commitment to our Customers.

SAM'S CLUB

In Business for Small Business

Sam Walton opened the first SAM'S CLUB in 1983 to give small-business owners the resources they needed to achieve the American Dream. He knew that to succeed, small-business owners must have a partner with know-how and quality products. SAM'S CLUB became that partner.

Built in Midwest City, Okla., and still thriving today, the first Club was introduced to level the playing field for small-business owners, allowing them to carefully control the cost of supplies and to count on a reliable company for many of their needs. Today, the same principles apply at each of the 525 domestic and 71 international SAM'S CLUB locations around the world.

April 2003 marks the 20th anniversary of SAM'S CLUB, and despite tremendous growth, we are still essentially the small-town merchant that thinks one Club at a time. Like our founder, each Club works hard to be a trusted, reputable business partner in its community.

> *"I keep coming back to SAM'S CLUB because I keep making money."*

"We think our 20th anniversary is really a tribute to the success of the small-business audience we serve," said Tom Coughlin, president and chief executive officer of Wal-Mart Stores Division and SAM'S CLUB USA. "The SAM'S CLUB operating philosophy is as simple as 1-2-3. We do all we can to make sure that, 1, we serve small business needs; 2, we meet the personal needs of small-business owners; and 3,

we also provide our advantage [non-business] members with the opportunity to capitalize on 1 and 2."

Forty-six million members already take advantage of the savings and expertise offered by SAM'S CLUB, and hundreds more are discovering this trusted business partner every day. SAM'S CLUB works to meet the needs and desires of small-business owners



and everyday consumers. From fax machines to gourmet coffee to 20-pound bags of flour, it can all be found at your local SAM'S CLUB at a great price.

"Mr. Sam's vision is alive today, and SAM'S CLUB continues to contribute to the success of small-business owners nationwide," says Kevin Turner, SAM'S CLUB Division president and chief executive officer. "The key is that we provide our members with quality products at a great value with friendly service. Our business is saving your business money."

Just ask Joyce Loughmiller, a 12-year SAM'S CLUB member and owner of the 110-year-old Stella Grocery of Newalla, Okla. Loughmiller says there's one simple reason for her continued membership: "I keep coming back to SAM'S CLUB because I keep making money." And there's no better reason than that.

Joyce Loughmiller, 12-year SAM'S CLUB member



See back cover for photo of the first SAM'S CLUB.

Our Good Name

Improving a Solid Reputation

As Wal-Mart has grown to become one of the most successful and visible companies in the world, our good name and reputation have drawn increased scrutiny.



For this reason, our Company has placed an increased priority on protecting and improving our reputation. In 2002, we began a comprehensive research program focusing on several key audiences, including consumers, investors, community and government officials, and our own Associates. Since these constituencies have a direct bearing on our future growth and success, we need to understand better how they feel about Wal-Mart, not only as a retailer, but as a responsible employer and good corporate citizen.

Our goal is to compare the people who like and respect Wal-Mart with those who don't, and understand the differences between the two. By defining these "reputation drivers," we can better protect and improve our reputation.

So far, we've completed the initial research with consumers and local community and government officials, including city council members, chambers of commerce and local newspaper editors. We're now reacting to the results of this research. Next, we'll complete the Associate research, and later this year we'll conduct similar research with two other important audiences: suppliers and the financial community.

Here's what we've learned so far:



- **Wal-Mart has an excellent reputation:** The research shows that Wal-Mart is a respected and admired company. We're generally seen as an excellent retailer and a valued local citizen, and more than 90 percent of those surveyed said Wal-Mart has a good, very good or excellent reputation.

- **Our reputation, like our business, is a very local experience:** People look to their local Wal-Mart store and our Associates there – not to headquarters or the executives – in building their view of our Company. This validates our "store of the community" approach to serving our Customers and executing our charitable giving programs.

- **Wal-Mart jobs are key "reputation drivers":** Everyone places value on Wal-Mart as a retailer – even those without much respect for us overall. However, many people don't appreciate the jobs and career opportunities we provide. Yet when people better understand that two-thirds of our jobs are full-time, that we provide competitive pay and benefits, and that we offer unlimited career opportunities, their opinions of Wal-Mart improve significantly.

- **We must be a "good neighbor":** In addition to supporting local charities, people want to see Wal-Mart Associates involved in important community issues. They expect us to keep our stores clean and safe. And beyond our "Every Day Low Prices," they want to understand better our overall economic impact on the community.

Wal-Mart is now responding to the opportunities identified in the reputation research. For example, our corporate communications and marketing groups are developing external communications programs highlighting our job and career opportunities, along with our community "Good Works." Our real-estate group is considering how to give local government leaders more "ownership" in the design and location of our stores, and our operations group and the Wal-Mart Foundation are working together to make our local giving and involvement more visible and responsive to specific community needs.

In short, we have much to be thankful for in terms of our overall reputation. But the focus at Wal-Mart is always on improvement, and we hope you are pleased to know that we're taking this same approach to protect and further improve our good name.

11-Year Financial Summary

(Dollar amounts in millions except per share data)	2003	2002	2001
Net sales	**$ 244,524**	$ 217,799	$ 191,329
Net sales increase	**12%**	14%	16%
Domestic comparative store sales increase*	**5%**	6%	5%
Other income-net	**2,001**	1,873	1,787
Cost of sales	**191,838**	171,562	150,255
Operating, selling and general and administrative expenses	**41,043**	36,173	31,550
Interest costs:			
Debt	**803**	1,083	1,104
Capital leases	**260**	274	279
Interest income	**(138)**	(171)	(188)
Provision for income taxes	**4,487**	3,897	3,692
Minority interest and equity in unconsolidated subsidiaries	**(193)**	(183)	(129)
Cumulative effect of accounting change, net of tax	**–**	–	–
Net income	**8,039**	6,671	6,295
Per share of common stock:			
Basic net income	**1.81**	1.49	1.41
Diluted net income	**1.81**	1.49	1.40
Dividends	**0.30**	0.28	0.24
Financial Position			
Current assets	**$ 30,483**	$ 27,878	$ 26,555
Inventories at replacement cost	**25,056**	22,749	21,644
Less LIFO reserve	**165**	135	202
Inventories at LIFO cost	**24,891**	22,614	21,442
Net property, plant and equipment and capital leases	**51,904**	45,750	40,934
Total assets	**94,685**	83,527	78,130
Current liabilities	**32,617**	27,282	28,949
Long-term debt	**16,607**	15,687	12,501
Long-term obligations under capital leases	**3,001**	3,045	3,154
Shareholders' equity	**39,337**	35,102	31,343
Financial Ratios			
Current ratio	**0.9**	1.0	0.9
Inventories/working capital	**(11.7)**	38.2	(9.0)
Return on assets**	**9.2%**	8.5%	8.7%
Return on shareholders' equity***	**21.6%**	20.1%	22.0%
Other Year-End Data			
Number of domestic Wal-Mart stores	**1,568**	1,647	1,736
Number of domestic Supercenters	**1,258**	1,066	888
Number of domestic SAM'S CLUBS	**525**	500	475
Number of domestic Neighborhood Markets	**49**	31	19
International units	**1,288**	1,170	1,070
Number of Shareholders of record	**330,000**	324,000	317,000

  *   Comparative store sales are considered to be sales at stores that were open as of February 1 of the prior fiscal year and have not been expanded or relocated since February 1 of the prior fiscal year.

  **   Net income before minority interest, equity in unconsolidated subsidiaries and cumulative effect of accounting change/average assets

 ***   Net income/average shareholders' equity

****   Calculated giving effect to the amount by which a lawsuit settlement exceeded established reserves. If this settlement was not considered, the return was 9.8%.

2000	1999	1998	1997	1996	1995	1994	1993
$ 165,013	$ 137,634	$ 117,958	$ 104,859	$ 93,627	$ 82,494	$ 67,344	$ 55,484
20%	17%	12%	12%	13%	22%	21%	26%
8%	9%	6%	5%	4%	7%	6%	11%
1,615	1,391	1,290	1,293	1,138	904	633	490
129,664	108,725	93,438	83,510	74,505	65,586	53,444	44,175
27,040	22,363	19,358	16,946	15,021	12,858	10,333	8,321
779	535	558	629	693	520	331	143
266	268	229	216	196	186	186	180
(204)	(189)	(54)	(26)	(9)	(10)	(12)	(7)
3,338	2,740	2,115	1,794	1,606	1,581	1,358	1,171
(170)	(153)	(78)	(27)	(13)	4	(4)	4
(198)	–	–	–	–	–	–	–
5,377	4,430	3,526	3,056	2,740	2,681	2,333	1,995
1.21	0.99	0.78	0.67	0.60	0.59	0.51	0.44
1.20	0.99	0.78	0.67	0.60	0.59	0.51	0.44
0.20	0.16	0.14	0.11	0.10	0.09	0.07	0.05
$ 24,356	$ 21,132	$ 19,352	$ 17,993	$ 17,331	$ 15,338	$ 12,114	$ 10,198
20,171	17,549	16,845	16,193	16,300	14,415	11,483	9,780
378	473	348	296	311	351	469	512
19,793	17,076	16,497	15,897	15,989	14,064	11,014	9,268
35,969	25,973	23,606	20,324	18,894	15,874	13,176	9,793
70,349	49,996	45,384	39,604	37,541	32,819	26,441	20,565
25,803	16,762	14,460	10,957	11,454	9,973	7,406	6,754
13,672	6,908	7,191	7,709	8,508	7,871	6,156	3,073
3,002	2,699	2,483	2,307	2,092	1,838	1,804	1,772
25,834	21,112	18,503	17,143	14,756	12,726	10,753	8,759
0.9	1.3	1.3	1.6	1.5	1.5	1.6	1.5
(13.7)	3.9	3.4	2.3	2.7	2.6	2.3	2.7
9.5%****	9.6%	8.5%	7.9%	7.8%	9.0%	9.9%	11.1%
22.9%	22.4%	19.8%	19.2%	19.9%	22.8%	23.9%	25.3%
1,801	1,869	1,921	1,960	1,995	1,985	1,950	1,848
721	564	441	344	239	147	72	34
463	451	443	436	433	426	417	256
7	4	–	–	–	–	–	–
1,004	715	601	314	276	226	24	10
307,000	261,000	246,000	257,000	244,000	259,000	258,000	181,000

Years prior to 1998 have not been restated for the effects of the change in accounting method for SAM'S CLUB membership revenue recognition as the effects of this change would not have a material impact on this summary. Therefore, pro forma information as if the accounting change had been in effect for all years presented has not been provided.

The acquisition of the ASDA Group PLC and the Company's related debt issuance had a significant impact on the fiscal 2000 amounts in this summary.

Management's Discussion and Analysis

Wal-Mart is in the business of serving customers. In the United States, our operations are centered on operating retail stores and membership warehouse clubs. Internationally, our operations are centered on retail stores, warehouse clubs and restaurants. We have built our business by offering our customers quality merchandise at low prices. We are able to lower the cost of merchandise through our negotiations with suppliers and by efficiently managing our distribution network. The key to our success is our ability to grow our base business. In the U.S. we grow our base business by building new stores and by increasing sales in our existing stores. Internationally, we grow our business by building new stores, increasing sales in our existing stores and through acquisitions. We intend to continue to expand both domestically and internationally.

We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business so that you may better understand how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements as of January 31, 2003 and the year then ended and the notes accompanying those financial statements.

Net Sales

The Company and each of its operating segments had net sales (in millions) for the three fiscal years ended January 31, 2003 as follows:

Fiscal Year	Wal-Mart Stores	SAM'S CLUB	International	Other	Total Company	Total Company Increase from Prior Fiscal Year
2003	**$ 157,121**	**$ 31,702**	**$ 40,794**	**$ 14,907**	**$ 244,524**	**12%**
2002	139,131	29,395	35,485	13,788	217,799	14%
2001	121,889	26,798	32,100	10,542	191,329	16%

Our net sales grew by 12% in fiscal 2003 when compared with fiscal 2002. That increase resulted from our domestic and international expansion programs, and a domestic comparative store sales increase of 5% when compared with fiscal 2002. The net sales increase of 14% in fiscal 2002, when compared with fiscal 2001, resulted from our domestic and international expansion programs, and a domestic comparative store sales increase of 6%. We consider comparative stores sales to be sales at stores that were open as of February 1st of the prior fiscal year and have not been expanded or relocated since February 1st of the prior fiscal year. Stores that were expanded or relocated during that period are not included in the calculation of comparative store sales. Comparative store sales are also referred to as "same-store" sales within the retail industry. The Wal-Mart Stores and SAM'S CLUB segments include domestic units only. Wal-Mart Stores and SAM'S CLUBS located outside the United States are included in the International segment.

Costs and Expenses

For fiscal 2003, our cost of sales decreased as a percentage of total net sales when compared to fiscal 2002, resulting in an overall increase of 0.32% in the Company's gross profit as a percentage of sales (our "gross margin") from 21.23% in fiscal 2002 to a gross margin of 21.55% in fiscal 2003. This increase in gross margin occurred primarily due to lower shrinkage, reduced markdowns and improvements in the mix of product sold. Partially offsetting the overall increase in gross margin in fiscal 2003, the Company's cost of sales increased by $30 million as a result of a LIFO inventory adjustment. The balance in the LIFO reserve on the Company's balance sheet is attributable to food inventories as well as other inventories held by our subsidiary, McLane Company, Inc. We believe that these categories will remain inflationary in the near future and that future gross margins will continue to experience downward pressure from LIFO adjustments, such as that which occurred in fiscal 2003. Management also expects downward pressure on our gross margins as food sales continue to increase as a percentage of total Company sales both domestically and internationally. This trend results from the Company's program to convert many of our Wal-Mart discount stores to Supercenters, which have full-line food departments, the opening of additional Supercenters and the opening of additional Neighborhood Markets all of which result in increases in food sales as a percentage of our total net sales. Food products generally carry lower margins than general merchandise.

Our total cost of sales as a percentage of our total net sales increased for fiscal 2002 when compared to fiscal 2001, resulting in an overall decrease in gross margin of 0.24% from 21.47% for fiscal 2001 to 21.23% in fiscal 2002. This reduction in gross margin resulted primarily due to a shift in customer buying patterns to products that carry lower margins and an increase in food sales as a percent of our total sales. Partially offsetting the overall decrease in gross margin in fiscal 2002, the Company reduced cost of sales by $67 million as a result of a LIFO inventory adjustment.

Our operating, selling, general and administrative expenses ("SG&A expenses") increased 0.17% as a percentage of total net sales to 16.78% in fiscal 2003 when compared with 16.61% in fiscal 2002. This increase was primarily due to increased insurance costs, including Associate medical, property and casualty insurance, as well as increased payroll and payroll related costs. Management believes that the trend of increasing insurance costs will continue for at least the near future. The change in accounting for goodwill required by the Company's adoption of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") also affected the comparison of fiscal 2003 with fiscal 2002. FAS 142 requires that companies no longer amortize goodwill. Instead, we must perform an annual review to determine if the goodwill shown on our balance sheet is impaired and should be written-down. The comparison of this fiscal year to the last fiscal year is positively impacted by this accounting change since we have not recorded any goodwill amortization expense since January 31, 2002. If our SG&A expense for fiscal 2002 were adjusted to remove the goodwill amortization recorded for fiscal 2002 (but which would not have been recorded had FAS 142 been in place during that year), our operating expenses would have been reduced by $246 million. If fiscal 2002 operating expenses were adjusted to remove that goodwill amortization, our operating expenses as a percent of sales would be 16.50% rather than the 16.61% reported above.

Our SG&A expense increased 0.12% as a percentage of total net sales to 16.61% in fiscal 2002 when compared with fiscal 2001. This increase was primarily due to increased utility and insurance costs, including Associate medical, property and casualty insurance.

Interest Costs

For fiscal 2003, interest costs on debt and capital leases, net of interest income, as a percentage of net sales decreased 0.17% when compared to fiscal 2002. These decreases resulted from lower average interest rates on our outstanding indebtedness, less need for debt financing due to our efforts to reduce our average inventory balances and the positive impact of our fixed to variable interest rate swap program. In prior years we reported the majority of interest income under the caption "miscellaneous income." In the current year interest income is netted against interest cost. Interest income in previous years has been reclassified for a consistent presentation. Both our U.S. and International operating units generate interest income; however, the largest contributor of interest income is our operation in Mexico. Interest income expressed as a percent of net sales decreased by 0.02% when comparing fiscal 2003 to fiscal 2002. This decrease was caused primarily by a decline in interest rates in Mexico. For fiscal 2002, our interest costs on debt and capital leases, net of interest income as a percentage of net sales decreased 0.08% from 0.62% in fiscal 2001 to 0.54% in fiscal 2002. This decrease resulted from lower interest rates, less need for debt financing of the Company's operations due to the Company's inventory reduction efforts and the positive impacts of the Company's fixed rate to variable rate interest rate swap program. Interest income stated as a percentage of net sales for fiscal 2002 was 0.02% less than in fiscal 2001. See the "Market Risk" section of this discussion for further detail regarding the Company's fixed to floating interest rate swaps.

Net Income

During fiscal 2003, we earned net income of $8.039 billion, a 20.5% increase over our net income for fiscal 2002. Our net income for fiscal 2003 increased at a rate in excess of that by which our total net sales grew in fiscal 2003 largely as a result of the increase in our overall gross margin and a reduction in net interest expense. Partially offsetting gross margin and net interest expense improvements were increased SG&A expenses in fiscal 2003 as discussed above. Additionally, as discussed above, the comparison of net income earned in fiscal 2003 with the net income earned in fiscal 2002 is positively impacted by an accounting change related to goodwill amortization. As the tax impact of not amortizing goodwill would have been minimal in dollars, increasing tax expense by only $11 million for fiscal 2002, our fiscal 2002 net income would have increased by $235 million and basic earnings per share would have increased by $0.06 if we had not amortized goodwill in fiscal 2002.

In fiscal 2002, we earned net income of $6.671 billion, a 6.0% increase over the aggregate net income of the Company in fiscal 2001. Our net income did not grow in fiscal 2002 by the same percentage as our total net sales grew in fiscal 2002 largely as a result of the reduction in the overall gross margin and increased costs and expenses of the Company in fiscal 2002 as discussed above.

The non-amortization provisions of FAS 142 had an overall positive impact on our effective income tax rate for fiscal 2003. Our effective income tax rate for fiscal 2003 was 35.3% compared with an effective income tax rate of 36.2% for fiscal 2002. Had the accounting standard been in place for fiscal 2002, the effective income tax rate would have been reduced by 0.7% from 36.2% to 35.5% for that fiscal year. The remainder of the reduction in the effective income tax rate resulted from a variety of factors, but predominately from the changing mix of results of operations of our subsidiaries in foreign countries, which have disparate tax rates.

In mid-October 2002 the German government proposed a number of tax law changes and spending cuts, with an expected vote in the first half of calendar 2003. We previously recorded a deferred tax asset related to our tax loss carry-forwards in Germany. The proposals include provisions which, if enacted, may limit the usage of such tax loss carry-forwards in any one year.

During July 2001, we acquired the outstanding minority interest in Wal-Mart.com, Inc. from Accel Partners and a small group of other investors. A reorganization resulting from the acquisition resulted in a charge against the earnings of the Company during fiscal 2002 of slightly less than $0.01 per share.

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in Billions)	Segment Operating Income Increase from Prior Year	Operating Income as a Percentage of Segment Sales
2003	**12.9%**	**$ 11.9**	**16.2%**	**7.6%**
2002	14.1%	$ 10.2	6.3%	7.3%
2001	12.1%	$ 9.6	10.5%	7.9%

The Wal-Mart Stores segment net sales amounted to 64.3% of total Company net sales in fiscal 2003, which compares to 63.9% in fiscal 2002 and 63.7% in fiscal 2001.

The segment net sales increases in fiscal 2003 and fiscal 2002 from the prior fiscal years resulted from comparative store sales increases of 5.7% in fiscal 2003 and 5.9% in fiscal 2002, and our expansion program in the Wal-Mart Stores segment. Segment expansion during fiscal 2003 included the opening of 43 Wal-Mart stores, 18 Neighborhood Markets and 192 Supercenters (including the conversion of 122 existing Wal-Mart stores into Supercenters) and added 32.1 million (or 9.0%) of additional store square footage. Segment expansion during fiscal 2002 included the opening of 33 Wal-Mart stores, 12 Neighborhood Markets and 178 Supercenters (including the conversion of 121 existing Wal-Mart stores into Supercenters) and added 27.7 million (or 8.4%) of additional store square footage.

The fiscal 2003 increase in segment operating income as a percentage of segment sales resulted from a 0.20% improvement in gross margin which was partially offset by a 0.04% increase in SG&A expenses as a percentage of segment sales compared with fiscal 2002. The gross margin improvement was driven primarily by an improvement in the mix of products sold and reductions in shrinkage and markdowns. We continue to see increases in our lower-margin food sales as a percentage of total segment sales, which puts downward pressure on our gross margin. As more discount stores are converted to Supercenters and new Supercenters and Neighborhood Markets are opened, we expect to see further increases in food sales as a percentage of total segment sales. Segment expenses in fiscal 2003 as a percent of sales were higher than fiscal 2002 due primarily to increased insurance costs throughout the year and late in the fiscal year, utility costs.

A reduction in gross margin and an increase in operating expenses caused the decrease in segment operating income as a percent of segment sales in fiscal 2002 when compared to fiscal 2001. The gross margin reduction was driven primarily by an increase in lower-margin food sales as a percentage of total segment sales and a change in customer buying patterns to lower-margin merchandise. Segment expenses in fiscal 2002 as a percent of sales were higher than fiscal 2001 due primarily to increased Associate wages, utility, repairs and maintenance expenses and insurance costs.

SAM'S CLUB Segment

Fiscal year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in Billions)	Segment Operating Income Increase from Prior Year	Operating Income as a Percentage of Segment Sales
2003	**7.8%**	**$ 1.028**	**0.0%**	**3.2%**
2002	9.7%	$ 1.028	9.1%	3.5%
2001	8.1%	$ 0.942	10.8%	3.5%

The SAM'S CLUB segment net sales amounted to 13.0% of total Company net sales in fiscal 2003, which compares to 13.5% and 14.0% in fiscal 2002 and 2001, respectively. The decrease in this segment's sales as a percent of total Company sales in fiscal 2003 and 2002 when compared to fiscal 2001 resulted from the International segment net sales and the Wal-Mart Stores segment net sales growing at a faster rate than the SAM'S CLUB segment net sales.

Growth in net sales for the SAM'S CLUB segment in fiscal 2003 and fiscal 2002 resulted from comparative club sales increases of 2.3% in fiscal 2003 and 5.7% in fiscal 2002, and our expansion program. Segment expansion during each of fiscal 2003 and 2002 consisted of the opening of 25 new clubs and added 4.0 million (or 6.5%) and 3.8 million (or 6.4%) of additional club square footage in fiscal 2003 and fiscal 2002, respectively.

Operating income as a percentage of sales decreased in fiscal 2003 when compared to fiscal 2002. Segment gross margin and other income as a percent of sales were unchanged when comparing fiscal 2003 with fiscal 2002. Segment operating expenses as a percent of sales increased by 0.26% in fiscal 2003. Expense pressures were felt by the SAM'S CLUB segment in the areas of insurance, property taxes and food distribution costs.

Segment gross margin increased slightly during fiscal 2002 when compared with fiscal 2001; however, an increase in operating expense as a percent of sales offset this margin increase, leaving segment operating income as a percent of sales unchanged from fiscal 2001. The main expense pressures in fiscal 2002 in the SAM'S CLUB segment occurred in the areas of utility and maintenance and repair costs.

International Segment

Fiscal year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in Billions)	Segment Operating Income Increase from Prior Year	Operating Income as a Percentage of Segment Sales
2003	**15.0%**	**$ 2.033**	**55.8%**	**5.0%**
2002	10.5%	$ 1.305	37.5%	3.7%
2001	41.2%	$ 0.949	41.6%	3.0%

Our International segment is comprised of wholly-owned operations in Argentina, Canada, Germany, South Korea, Puerto Rico and the United Kingdom; operations through joint ventures in China, operations through majority-owned subsidiaries in Brazil and Mexico and through a minority investment in Japan. International sales accounted for approximately 16.7% of total Company sales in fiscal 2003 compared with 16.3% in fiscal 2002 and 16.8% in fiscal 2001.

The fiscal 2003 increase in International net sales and operating income primarily resulted from both improved operating results and our international expansion program. In fiscal 2003, excluding the units acquired in the Amigo acquisition, the International segment opened, expanded or relocated 115 units which added 8.1 million (or 8.3%) of additional unit square footage. Additionally, the impact of changes in foreign currency exchange rates positively affected the translation of International segment sales into U.S. dollars by an aggregate of $47 million in fiscal 2003.

The fiscal 2002 increase in International sales and operating income primarily resulted from both improved operating results and our international expansion program. In fiscal 2002, the International segment opened, expanded or relocated 128 units which added 8.4 million (or 9.5%) of additional unit square footage. Partially offsetting the impact of the expansion program, changes in foreign currency exchange rates negatively affected the translation of International segment sales into U.S. dollars by an aggregate of $1.1 billion in fiscal 2002.

Fiscal 2003 sales at our United Kingdom subsidiary ASDA, made up 44.5% of the International segment net sales. Sales included in the Company's consolidated income statement for ASDA during fiscal 2003, 2002 and 2001 were $18.1 billion, $15.3 billion and $14.5 billion, respectively.

The fiscal 2003 increase in segment operating income as a percentage of segment sales resulted from a 0.41% improvement in gross margin and a 0.77% reduction in operating expenses as a percentage of segment sales compared with fiscal 2002. The adoption of FAS 142 affected the comparison of operating income between fiscal 2003 and fiscal 2002 because, in accordance with FAS 142, we did not record any goodwill amortization expenses during fiscal 2003. If the International segments expenses for the fiscal 2002 were adjusted to remove the goodwill amortization expense recorded for that period (but which would not have been recorded if FAS 142 had been in place in the prior year), the reduction of operating expenses stated as a percentage of segment sales for fiscal 2003 compared with fiscal 2002 would have changed from the 0.77% reduction discussed above to a 0.16% reduction and the International segment's operating income in fiscal 2002 would have increased $216 million to $1,521 million for fiscal 2002. If FAS 142 had been effective in fiscal 2002, the segment's operating income increase from the prior fiscal year would have been reduced from 55.8% to 33.7%.

The fiscal 2002 increase in segment operating income as a percentage of segment sales resulted from an improvement in gross margin and a reduction in operating expenses as a percentage of segment sales in fiscal 2002 from fiscal 2001.

Our financial results from our foreign operations could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company does business. The Company minimizes exposure to the risk of devaluation of foreign currencies by operating in local currencies and through buying forward currency contracts, where feasible, for certain known funding requirements.

In fiscal 2003, the foreign currency translation adjustment decreased from the fiscal 2002 level by $1.1 billion leaving a balance of $1.1 billion. This decrease is due to a weakening in the United States dollar against the United Kingdom pound, the euro and the Canadian dollar which was somewhat offset by a strengthening in the United States dollar against the Mexican peso. In fiscal 2002, the foreign currency translation adjustment increased from the fiscal 2001 level by $472 million to a balance $2.2 billion at the end of fiscal 2002. This increase was primarily due to a strengthening in the United States dollar against the local currencies of the countries in which the Company has operations with the exception of Mexico where the peso strengthened against the dollar.

Other

Sales in the Other segment result from sales to third parties by the Company's wholly owned subsidiary, McLane Company, Inc. ("McLane"), a wholesale distributor. McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company's Wal-Mart Stores and SAM'S CLUB segments.

Fiscal year	Segment Sales Increase from Prior Fiscal Year	Segment Operating Loss (in Billions)	Segment Operating Loss Increase from Prior Year	Operating Loss as a Percentage of Segment Sales
2003	**8.1%**	**($ 1.290)**	**(109.1%)**	**(8.7%)**
2002	30.8%	($ 0.617)	(214.8%)	(4.5%)
2001	20.3%	($ 0.196)	34.0%	(1.9%)

McLane net sales to unaffiliated purchasers accounted for approximately 6.1% of total Company sales in fiscal 2003 compared with 6.3% in fiscal 2002 and 5.5% in fiscal 2001.

Operating losses for the segment in each of the fiscal years presented primarily resulted from corporate overhead expenses including insurance costs, corporate bonuses, various other expenses and in fiscal 2003, the unfavorable impact of a $30 million LIFO adjustment. These corporate overhead expenses are partially offset by McLane operating income and the favorable impact of LIFO adjustments of $67 million and $176 million in fiscal 2002 and 2001, respectively.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow generally accepted accounting principles in the U.S. in preparing our consolidated financial statements. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories

We use the retail last-in, first-out (LIFO) inventory accounting method for the Wal-Mart Stores segment, cost LIFO for the SAM'S CLUB segment and other cost methods, including the retail first-in, first-out (FIFO) and average cost methods, for the International segment. Inventories are not recorded in excess of market value. Historically, we have rarely experienced significant occurrences of obsolescence or slow moving inventory. However, future changes in circumstances, such as changes in customer merchandise preference or unseasonable weather patterns, could cause the Company's inventory to be exposed to obsolescence or be slow moving.

Financial Instruments

We use derivative financial instruments for purposes other than trading to reduce our exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, the contract terms of hedge instruments closely mirror those of the item being hedged, providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. On February 1, 2001, we adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "FAS 133") pertaining to the accounting for derivatives and hedging activities. FAS 133 requires all derivatives, which are financial instruments used by the Company to protect (hedge) itself from certain risks, to be recorded on the balance sheet at fair value and establishes accounting treatment for hedges. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value will be immediately recognized in earnings. Most of the Company's interest rate hedges qualify for the use of the "short-cut" method of accounting to assess hedge effectiveness. The Company uses the hypothetical derivative method to assess the effectiveness of certain of its net investment and cash flow hedges. Instruments that do not meet the criteria for hedge accounting or contracts for which we have not elected hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings. Fair values are based upon management's expectation of future interest rate curves and may change based upon changes in those expectations.

Impairment of Assets
We periodically evaluate long-lived assets other than goodwill for indicators of impairment and test goodwill for impairment annually. Management's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause management to conclude that impairment indicators exist and that the value of long-lived assets and goodwill associated with acquired businesses is impaired. Goodwill is evaluated for impairment annually under the provisions of FAS 142 which requires us to make judgments relating to future cash flows and growth rates as well as economic and market conditions.

Revenue Recognition
We recognize sales revenue at the time a sale is made to the customer, except for the following types of transactions. Layaway transactions are recognized when the customer satisfies all payment obligations and takes possession of the merchandise. We recognize SAM'S CLUB membership fee revenue over the 12-month term of the membership. Customer purchases of Wal-Mart/SAM'S CLUB shopping cards are not recognized until the card is redeemed and the customer purchases merchandise using the shopping card. Defective merchandise returned by customers is either returned to the supplier or is destroyed and reimbursement is sought from the supplier.

Insurance/Self-Insurance
We use a combination of insurance, self-insured retention, and/or self-insurance for a number of risks including workers' compensation, general liability, vehicle liability and employee-related health care benefits, a portion of which is paid by the Associates. Liabilities associated with the risks that we retain are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

For a complete listing of our accounting policies, please see Note 1 to our consolidated financial statements that appear after this discussion.

Liquidity and Capital Resources Cash Flows Information

Our cash flows from operating activities were $12.5 billion in fiscal 2003, up from $10.3 billion in fiscal 2002. In fiscal 2003, we invested $9.4 billion in capital assets, paid $3.2 billion to repurchase Company stock, received $2.0 billion from the issuance of long-term debt and paid $1.3 billion in the repayment of long-term debt.

Company Stock Repurchase and Common Stock Dividends
In August 2002, our Board of Directors reset the common stock repurchase program authorization so that the Company may make future repurchases of its stock of up to $5 billion. During fiscal 2003 we repurchased 63.2 million shares of our common stock for approximately $3.4 billion. Of the fiscal 2003 common stock repurchases, approximately $1.7 billion of the repurchases were made under prior stock repurchase authorization and approximately $1.7 billion of the repurchases were made under the August 2002 authorization. At January 31, 2003 we had approximately $3.3 billion remaining on our common stock repurchase authorization. Shares purchased under our share repurchase program are constructively retired and returned to unissued status. We consider several factors in determining when to make share repurchases, including among other things our cost of equity, our after-tax cost of borrowing, our position relative to our debt to total capitalization targets and our expected future cash needs. There is no expiration date or other restriction governing the period over which we can make our share repurchases under the program.

We paid dividends totaling approximately $1.3 billion or $0.30 per share in fiscal 2003. In March 2003, our Board of Directors authorized a 20% increase in our dividend to $0.36 per share for fiscal 2004. The Company has increased its dividend every year since it first declared a dividend in March 1974.

Contractual Obligations and Other Commercial Commitments
The following tables set forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

Contractual Obligations		Payments Due by Period			
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt	$ 21,145	$ 4,538	$ 5,139	$ 3,632	$ 7,836
Commercial paper	1,079	1,079	–	–	–
Capital lease obligations	5,282	440	859	831	3,152
Non-cancelable operating leases	7,988	589	1,136	1,061	5,202
Total contractual cash obligations	$ 35,494	$ 6,646	$ 7,134	$ 5,524	$ 16,190

Other Commercial Commitments		Amount of Commitment Expiration Per Period			
(in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lines of credit	$ 5,160	$ 2,910	$ 2,250	$ –	$ –
Informal lines of credit	73	73	–	–	–
Trade letters of credit	1,927	1,927	–	–	–
Standby letters of credit	898	898	–	–	–
Other	362	229	–	–	133
Total commercial commitments	$ 8,420	$ 6,037	$ 2,250	$ –	$ 133

The Company has entered into lease commitments for land and buildings for 10 future locations. These lease commitments with real estate developers provide for minimum rentals for 10 to 25 years, excluding renewal options, which, if consummated based on current cost estimates, will approximate $12 million annually over the lease terms.

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements. If the operating cash flow we generate is not sufficient to pay dividends and to fund all capital expenditures, the Company anticipates funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures. We may also desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our excellent credit rating and favorable experiences in the debt market in the recent past. During fiscal 2003, the Company issued $2.0 billion of long-term debt. The proceeds from the issuance of this debt were used to reduce short-term borrowings, to refinance existing debt, finance expansion activities, and other corporate purposes.

At January 31, 2003, the Company's ratio of debt to total capitalization, including commercial paper borrowings, was 39.2%. This is in line with management's objective to maintain a debt to total capitalization ratio of approximately 40%.

At January 31, 2003, we had total assets of $94.7 billion compared with total assets of $83.5 billion at January 31, 2002. Our working capital deficit at January 31, 2003, was $2.1 billion, a decrease of $2.7 billion from the $596 million positive working capital at January 31, 2002. Our ratio of current assets to current liabilities was 0.9 to 1, at January 31, 2003, and 1 to 1 at January 31, 2002.

In December 2002, the SEC declared effective a shelf registration under which we could issue up to a total of $10 billion in debt securities. In February 2003, we sold notes totaling $1.5 billion under that existing shelf registration. These notes bear interest at the three-month LIBOR rate minus 0.0425% and mature in February 2005. The proceeds from the sale of these notes were used to reduce commercial paper debt and, therefore, the Company classified $1.5 billion of commercial paper as long-term debt on the January 31, 2003 balance sheet. After consideration of this debt issuance, we are permitted to sell up to $8.5 billion of public debt under our shelf registration statement. At the same time as the issuance of this debt we entered into an interest rate swap with a notional amount of $1.5 billion. Under the terms of this swap we will pay interest at a fixed rate of 1.915% and receive interest at the three-month LIBOR rate minus 0.0425%. This swap will mature in February 2005.

Future Expansion

In the United States, we plan to open approximately 45 to 55 new Wal-Mart stores and approximately 200 to 210 new Supercenters in fiscal 2004. Relocations or expansions of existing discount stores will account for approximately 140 of the new Supercenters, with the balance being new locations. We also plan to further expand our Neighborhood Market concept by adding approximately 20 to 25 new units during fiscal 2004. The SAM'S CLUB segment plans to open 40 to 45 Clubs during fiscal 2004, approximately two-thirds of which will be relocations or expansions of existing Clubs. The SAM'S CLUB segment will also continue its remodeling program. In order to serve these and future developments, the Company plans to construct six new distribution centers in the next fiscal year. Internationally, the Company plans to open 120 to 130 new units. Projects scheduled to open within the International segment include new stores and Clubs as well as relocations of a few existing units in existing markets. The units also include restaurants, specialty apparel retail stores and supermarkets in Mexico. The Company also currently owns 35% of the equity interests (on a dilutive basis) in The Seiyu Ltd. Additionally, we have the ability to acquire additional ownership in Seiyu and could increase our ownership to 66.7% over time. Total planned capital expenditures for fiscal 2004 approximate $11.5 billion. We plan to finance expansion primarily out of cash flow and with a combination of commercial paper and the issuance of long-term debt.

Market Risk

Market risks relating to our operations include changes in interest rates and changes in foreign exchange rates. We enter into interest rate swaps to minimize the risk and costs associated with financing activities, as well as to attain an appropriate mix of fixed and floating rate debt. The swap agreements are contracts to exchange fixed or variable rates for variable or fixed interest rate payments periodically over the life of the instruments. The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating rate index is included for variable rate instruments. All amounts are stated in United States dollar equivalents.

Interest Rate Sensitivity as of January 31, 2003
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar Amounts in Millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Liabilities								
U.S. dollar denominated long-term debt including current portion								
Fixed rate debt	$ 4,529	$ 2,290	$ 2,755	$ 2,019	$ 1,576	$ 6,201	$ 19,370	$ 18,604
Average interest rate – USD rate	5.4%	6.4%	6.0%	6.2%	6.6%	6.9%	6.3%	
Great Britain pound denominated long-term debt including current portion								
Fixed rate debt	9	94	–	37	–	1,635	1,775	1,860
Average interest rate	9.6%	4.4%		8.4%		5.2%	5.2%	

Interest Rate Sensitivity as of January 31, 2003
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Interest Rate Derivative Financial Instruments Related to Debt								
Interest rate swaps –								
Pay variable/receive fixed	–	$ 1,250	–	–	–	$ 3,250	$ 4,500	$ 426
Weighted average rate paid – Rate D plus 1.70%								
Weighted average fixed rate received – USD rate	–	6.6%	-	–	–	6.9%	6.8%	
Interest rate swap –								
Pay variable/receive fixed	–	500	$ 1,097	$ 1,750	–	445	3,792	377
Weighted average rate paid – Rate B plus .84%								
Weighted average fixed rate received – USD rate	–	7.5%	5.1%	5.8%	–	7.3%	6.0%	
Interest rate basis swap	–	–	–	–	–	500	500	2
Weighted average rate paid – Rate C								
Weighted average rate received – Rate A minus 0.06%								

Rate A – one-month U.S. LIBOR
Rate B – three-month U.S. LIBOR
Rate C – U.S. commercial paper
Rate D – six-month U.S. LIBOR

Interest Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Liabilities								
U.S. dollar denominated long-term debt including current portion								
Fixed rate debt	$ 2,164	$ 3,445	$ 1,874	$ 704	$ 2,235	$ 5,850	$ 16,272	$ 17,201
Average interest rate – USD rate	6.3%	6.0%	6.7%	6.7%	6.7%	7.2%	6.7%	
Great Britain pound denominated long-term debt including current portion								
Fixed rate debt	93	129	–	–	–	1,450	1,672	1,718
Average interest rate	9.6%	3.8%				7.3%	6.9%	

Interest Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate

(Dollar amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Interest Rate Derivative Financial Instruments Related to Debt								
Interest rate swap –								
Pay variable/receive fixed	$ 500	–	–	–	–	–	$ 500	$ 28
Weighted average rate paid – Rate A minus 0.15%								
Weighted average fixed rate received – USD rate	6.9%	–	–	–	–	–	6.9%	
Interest rate swap –								
Pay variable/receive fixed	–	–	$ 500	$ 597	$ 1,750	$ 445	3,292	144
Weighted average rate paid – Rate B plus 1.01%								
Weighted average fixed rate received – USD rate	–	–	7.5%	5.9%	5.9%	7.3%	6.3%	
Interest rate basis swap	–	–	–	–	–	500	500	1
Average rate paid – Rate C								
Average rate received – Rate A minus 0.06%								

Rate A – one-month U.S. LIBOR
Rate B – three-month U.S. LIBOR
Rate C – U.S. commercial paper

The Company holds currency swaps to hedge its net investment in the United Kingdom. In addition to the instruments in the table below, the Company has designated debt of approximately GBP 1 billion as hedges of the net investment in the United Kingdom. The following tables provide information about our cross-currency interest rate swap agreements by functional currency, and presents the information in United States dollar equivalents. For these instruments the tables present notional amounts, exchange rates and interest rates by contractual maturity date.

The Company also holds cross currency swaps which hedge the foreign currency risk of debt denominated in currencies other than the local currency.

Foreign Currency Exchange Rate Sensitivity as of January 31, 2003
Principal (Notional) Amount by Expected Maturity

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Currency Swap Agreements								
Payment of Great Britain pounds								
Notional amount	–	–	–	–	–	$ 1,250	$ 1,250	$ 126
Average contract rate	–	–	–	–	–	0.6	0.6	
Fixed rate received – USD rate	–	–	–	–	–	7.4%	7.4%	
Fixed rate paid – Great Britain pound rate	–	–	–	–	–	5.8%	5.8%	
Payment of Canadian dollars								
Notional amount	–	–	–	–	–	325	325	8
Average contract rate	–	–	–	–	–	1.5	1.5	
Fixed rate received – USD rate	–	–	–	–	–	5.6%	5.6%	
Fixed rate paid – Canadian dollar rate	–	–	–	–	–	5.7%	5.7%	
Payment of Japanese yen								
Notional amount	–	–	–	–	$ 432	–	432	2
Average contract rate	–	–	–	–	120	–	120	
Fixed rate received – USD rate	–	–	–	–	3.6%	–	3.6%	
Fixed rate paid – Japanese yen rate	–	–	–	–	0.2%	–	0.2%	

Foreign Currency Exchange Rate Sensitivity as of January 31, 2002
Principal (Notional) Amount by Expected Maturity

(Dollar amounts in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 1/31/02
Currency Swap Agreements								
Payment of Great Britain pounds								
Notional amount	–	–	–	–	–	$ 1,250	$ 1,250	$ 192
Average contract rate	–	–	–	–	–	0.6	0.6	
Fixed rate received – USD rate	–	–	–	–	–	7.4%	7.4%	
Fixed rate paid –								
Great Britain pound rate	–	–	–	–	–	5.8%	5.8%	
Payment of Canadian dollars								
Notional amount	–	–	–	–	–	325	325	8
Average contract rate	–	–	–	–	–	1.5	1.5	
Fixed rate received – USD rate	–	–	–	–	–	5.6%	5.6%	
Fixed rate paid – Canadian dollar rate	–	–	–	–	–	5.7%	5.7%	

During the fourth quarter of fiscal 2002, the Company terminated certain cross currency instruments that hedged portions of the Company's investments in Canada, Germany and the United Kingdom. The instruments terminated had notional amounts of $6.7 billion. The Company received $1.1 billion in cash related to the fair value of the instruments at the time of the terminations. Prior to the terminations, these instruments were classified as net investment hedges and were recorded at fair value as current assets on the balance sheet with a like amount recorded in the shareholders' equity section of the balance sheet in line "other accumulated comprehensive income." No gain related to the terminations was recorded in the Company's income statement.

We routinely enter into forward currency exchange contracts in the regular course of business to manage our exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for durations of six months or less. At January 31, 2003 and 2002, we held contracts to purchase and sell various currencies with notional amounts of $185 million and $117 million, respectively, and net fair values of less than $1 million at either fiscal year. The fair values of the currency swap agreements are recorded in the consolidated balance sheets within the line "other assets and deferred charges."

New Accounting Pronouncements

During fiscal 2003, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 develops an accounting model, based upon the framework established in FAS No. 121, for long-lived assets to be disposed by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of ABP Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of segments of a business. FAS No. 144 requires long-lived assets held for disposal to be measured at the lower of carrying amount or fair values less costs to sell, whether reported in continuing operations or in discontinued operations. The adoption of FAS No. 144 did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The Company will adopt this standard at the beginning of its fiscal 2004. The Company believes the adoption of FAS No. 143 will not have a material impact on its financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after

December 31, 2002. The Company believes the adoption of FAS No. 146, which will occur in fiscal 2004, will not have a material impact on its financial position or results of operations.

In November, 2002, the FASB's Emerging Issues Task Force (EITF) reached a consensus on EITF 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor", which addresses the accounting for 'Cash Consideration' (which includes slotting fees, cooperative advertising payments etc.) and 'Rebates or Refunds' from a vendor that are payable only if the merchant completes a specified cumulative level of purchases or remains a customer of the vendor for a specified period of time. With regards to the 'cash considerations,' the EITF agreed that the consideration should be treated as a reduction of the prices of the vendor products or services and should therefore be included as a reduction of cost of sales unless the vendor receives, or will receive, an identifiable benefit in exchange for the consideration. With respect to the accounting for a rebate or refund, the EITF agreed that such refunds or rebates should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received. This guidance should be applied prospectively to arrangements entered into after December 15, 2002. The Company is currently evaluating the impact of this new guidance which will be applied in the first quarter of fiscal 2004.

The Company has various stock option compensation plans for Associates. The Company currently accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Historically, no significant stock-based employee compensation has been recognized under APB Opinion No. 25. In August 2002, the Company announced that on February 1, 2003, it will adopt the expense recognition provisions of the Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FAS 123"). Under FAS 123, compensation expense is recognized based on the fair value of stock options granted. The Company has chosen to retroactively restate its results of operations for this accounting change. The adoption of the fair value method will result in a reduction of retained earnings at that date of $348 million, representing the cumulative stock option compensation recorded for prior years net of the tax effect. The Company's estimates that the impact of changing the accounting method for the adoption of FAS 123 will have an impact of $0.02 to $0.03 per share in the year of adoption.

Forward-Looking Statements

This Annual Report contains statements that Wal-Mart believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements generally can be identified by use of phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future performance and the anticipation and expectations of Wal-Mart and its management as to future occurrences and trends. These forward-looking statements are subject to risks, uncertainties and other factors, in the United States and internationally, including, the cost of goods, competitive pressures, inflation, consumer spending patterns and debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, interest rate fluctuations and other capital market conditions, and other risks. We discuss certain of these matters more fully in other of our filings with the SEC, including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for our fiscal year 2003 with the SEC on or about April 11, 2003. Actual results may materially differ from anticipated results described in these statements as a result of changes in facts, assumptions not being realized or other circumstances. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements. As a result of these matters, including changes in facts, assumptions not being realized or other circumstances, our actual results may differ materially from historical results or from anticipated results expressed or implied in these forward-looking statements. The forward-looking statements included in this Annual Report are made only as of the date of this report and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Consolidated Statements of Income

(Amounts in millions except per share data)

Fiscal years ended January 31,	2003	2002	2001
Revenues:			
Net sales	$ 244,524	$ 217,799	$ 191,329
Other income	2,001	1,873	1,787
	246,525	219,672	193,116
Costs and Expenses:			
Cost of sales	191,838	171,562	150,255
Operating, selling and general and administrative expenses	41,043	36,173	31,550
Operating Profit	13,644	11,937	11,311
Interest:			
Debt	803	1,083	1,104
Capital leases	260	274	279
Interest income	(138)	(171)	(188)
	925	1,186	1,195
Income Before Income Taxes and Minority Interest	12,719	10,751	10,116
Provision for Income Taxes			
Current	3,967	3,712	3,350
Deferred	520	185	342
	4,487	3,897	3,692
Income Before Minority Interest	8,232	6,854	6,424
Minority Interests	(193)	(183)	(129)
Net Income	$ 8,039	$ 6,671	$ 6,295
Net Income Per Common Share:			
Basic Net Income Per Common Share:			
Net Income Per Common Share	$ 1.81	$ 1.49	$ 1.41
Average Number of Common Shares	4,430	4,465	4,465
Diluted Net Income Per Common Share:			
Net Income Per Common Share	$ 1.81	$ 1.49	$ 1.40
Average Number of Common Shares	4,446	4,481	4,484

See accompanying notes.

Consolidated Balance Sheets

(Amounts in millions)

January 31,	2003	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,758	$ 2,161
Receivables	2,108	2,000
Inventories		
At replacement cost	25,056	22,749
Less LIFO reserve	165	135
Inventories at LIFO cost	24,891	22,614
Prepaid expenses and other	726	1,103
Total Current Assets	30,483	27,878
Property, Plant and Equipment, at Cost:		
Land	11,228	10,241
Building and improvements	33,750	28,527
Fixtures and equipment	15,946	14,135
Transportation equipment	1,313	1,089
	62,237	53,992
Less accumulated depreciation	13,537	11,436
Net property, plant and equipment	48,700	42,556
Property Under Capital Lease:		
Property under capital lease	4,814	4,626
Less accumulated amortization	1,610	1,432
Net property under capital leases	3,204	3,194
Other Assets and Deferred Charges:		
Goodwill	9,521	8,566
Other assets and deferred charges	2,777	1,333
Total Assets	$ 94,685	$ 83,527
Liabilities and Shareholders' Equity		
Current Liabilities:		
Commercial paper	$ 1,079	$ 743
Accounts payable	17,140	15,617
Accrued liabilities	8,945	7,174
Accrued income taxes	739	1,343
Long-term debt due within one year	4,538	2,257
Obligations under capital leases due within one year	176	148
Total Current Liabilities	32,617	27,282
Long-Term Debt	16,607	15,687
Long-Term Obligations Under Capital Leases	3,001	3,045
Deferred Income Taxes and Other	1,761	1,204
Minority Interests	1,362	1,207
Shareholders' Equity:		
Preferred stock ($0.10 par value; 100 shares authorized, none issued)		
Common stock ($0.10 par value; 11,000 shares authorized, 4,395 and 4,453 issued and outstanding in 2003 and 2002, respectively)	440	445
Capital in excess of par value	1,482	1,484
Retained earnings	37,924	34,441
Other accumulated comprehensive income	(509)	(1,268)
Total Shareholders' Equity	39,337	35,102
Total Liabilities and Shareholders' Equity	$ 94,685	$ 83,527

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings	Other Accumulated Comprehensive Income	Total
Balance – January 31, 2000	4,457	$ 446	$ 714	$ 25,129	($ 455)	$ 25,834
Comprehensive Income						
Net income				6,295		6,295
Other accumulated comprehensive income						
Foreign currency translation adjustment					(1,126)	(1,126)
Hedge accounting adjustment					897	897
Total Comprehensive Income						**6,066**
Cash dividends ($.24 per share)				(1,070)		(1,070)
Purchase of Company stock	(4)		(8)	(185)		(193)
Issuance of Company stock	11	1	580			581
Stock options exercised and other	6		125			125
Balance – January 31, 2001	4,470	447	1,411	30,169	(684)	31,343
Comprehensive Income						
Net income				6,671		6,671
Other accumulated comprehensive income						
Foreign currency translation adjustment					(472)	(472)
Hedge accounting adjustment					(112)	(112)
Total Comprehensive Income						**6,087**
Cash dividends ($.28 per share)				(1,249)		(1,249)
Purchase of Company stock	(24)	(2)	(62)	(1,150)		(1,214)
Stock options exercised and other	7		135			135
Balance – January 31, 2002	4,453	445	1,484	34,441	(1,268)	35,102
Comprehensive Income						
Net income				8,039		8,039
Other accumulated comprehensive income						
Foreign currency translation adjustment					1,113	1,113
Hedge accounting adjustment					(148)	(148)
Minimum pension liability adjustment					(206)	(206)
Total Comprehensive Income						**8,798**
Cash dividends ($.30 per share)				(1,328)		(1,328)
Purchase of Company stock	(63)	(5)	(150)	(3,228)		(3,383)
Stock options exercised and other	5		148			148
Balance – January 31, 2003	**4,395**	**$ 440**	**$ 1,482**	**$ 37,924**	**($ 509)**	**$ 39,337**

Consolidated Statements of Cash Flows

(Amounts in millions)

Fiscal years ended January 31,	2003	2002	2001
Cash flows from operating activities			
Net Income	$ 8,039	$ 6,671	$ 6,295
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,432	3,290	2,868
Increase in accounts receivable	(101)	(210)	(422)
Increase in inventories	(2,236)	(1,235)	(1,795)
Increase in accounts payable	1,447	368	2,061
Increase in accrued liabilities	1,106	1,125	11
Deferred income taxes	520	185	342
Other	325	66	244
Net cash provided by operating activities	12,532	10,260	9,604
Cash flows from investing activities			
Payments for property, plant and equipment	(9,355)	(8,383)	(8,042)
Investment in international operations	(749)	–	(627)
Proceeds from the disposal of fixed assets	455	331	284
Proceeds from termination or sale of net investment hedges	–	1,134	–
Other investing activities	(60)	(228)	(329)
Net cash used in investing activities	(9,709)	(7,146)	(8,714)
Cash flows from financing activities			
Increase/(decrease) in commercial paper	1,836	(1,533)	(2,022)
Proceeds from issuance of long-term debt	2,044	4,591	3,778
Purchase of Company stock	(3,232)	(1,214)	(193)
Dividends paid	(1,328)	(1,249)	(1,070)
Payment of long-term debt	(1,263)	(3,519)	(1,519)
Payment of capital lease obligations	(216)	(167)	(173)
Proceeds from issuance of Company stock	–	–	581
Other financing activities	(63)	113	176
Net cash used in financing activities	(2,222)	(2,978)	(442)
Effect of exchange rate changes on cash	(4)	(29)	(250)
Net increase in cash and cash equivalents	597	107	198
Cash and cash equivalents at beginning of year	2,161	2,054	1,856
Cash and cash equivalents at end of year	$ 2,758	$ 2,161	$ 2,054
Supplemental disclosure of cash flow information			
Income tax paid	$ 4,462	$ 3,196	$ 3,509
Interest paid	1,082	1,312	1,319
Capital lease obligations incurred	381	225	576

See accompanying notes.

1 Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of subsidiaries. Significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for customer credit card transactions process within 24-48 hours. All credit card transaction that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for credit card transactions that were classified as cash totaled $276 million and $173 million at January 31, 2003 and 2002, respectively.

Receivables

Accounts receivable consist primarily of trade receivables from customers of our McLane subsidiary, receivables from insurance companies generated by our pharmacy sales, receivables from real estate transactions and receivables from suppliers for marketing or incentive programs. Additionally, amounts due from banks for customer credit card transactions that take in excess of seven days to process are classified as accounts receivable.

Inventories

The Company uses the retail last-in, first-out (LIFO) method for general merchandise within the Wal-Mart Stores segment, cost LIFO for the SAM'S CLUB segment and grocery items within the Wal-Mart Stores segment, and other cost methods, including the retail first-in, first-out (FIFO) and average cost methods, for the International segment. Inventories are not recorded in excess of market value.

Financial Instruments

The Company uses derivative financial instruments for purposes other than trading to reduce its exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. On February 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) Statements No. 133, 137 and 138 (collectively "FAS 133") pertaining to the accounting for derivatives and hedging activities. FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting or contracts for which the Company has not elected hedge accounting, are marked to fair value with unrealized gains or losses reported currently in earnings. At January 31, 2001, the majority of the Company's derivatives were hedges of net investments in foreign operations, and as such, the fair value of these derivatives had already been recorded on the balance sheet as either assets or liabilities and in other comprehensive income under the current accounting guidance. As the majority of the Company's derivative portfolio was already recorded on the balance sheet, the adoption of FAS 133 did not have a material impact on the Company's consolidated financial statements taken as a whole.

Interest During Construction

For interest costs to properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property, plant and equipment is capitalized. Interest costs capitalized were $124 million, $130 million, and $93 million in 2003, 2002 and 2001, respectively.

Long-lived Assets

The Company periodically reviews long-lived assets, if indicators of impairments exist and if the value of the assets is impaired, an impairment loss would be recognized.

Goodwill and Other Acquired Intangible Assets

Following the adoption of FAS 142, see the new accounting pronouncements section of this note, goodwill is not amortized, instead it is evaluated for impairment annually. Other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. The realizability of other intangible assets is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. These evaluations are based on undiscounted cash flow and profitability projections that incorporate the impact of existing Company businesses. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of the goodwill and other intangible assets.

Goodwill is recorded on the balance sheet in the operating segments as follows (in millions):

	January 31, 2003	January 31, 2002
International	$ 8,985	$ 8,028
SAM'S CLUB	305	305
Other	231	233
Total Goodwill	$ 9,521	$ 8,566

Changes in International segment goodwill are the result of foreign currency exchange rate fluctuations and the addition of $197 million of goodwill resulting from the Company's Amigo acquisition. See Note 6.

Foreign Currency Translation
The assets and liabilities of all foreign subsidiaries are translated at current exchange rates. Related translation adjustments are recorded as a component of other accumulated comprehensive income.

Revenue Recognition
The Company recognizes sales revenue at the time it sells merchandise to the customer, except for layaway transactions. The Company recognizes layaway transactions when the customer satisfies all payment obligations and takes possession of the merchandise. The Company recognizes SAM'S CLUB membership fee revenue over the twelve-month term of the membership. Customer purchases of Wal-Mart/SAM'S CLUB shopping cards are not recognized until the card is redeemed and the customer purchases merchandise by using the shopping card.

SAM'S CLUB Membership Revenue Recognition
The Company recognizes SAM'S CLUB membership fee revenues both domestically and internationally over the term of the membership, which is 12 months. The following table provides unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years 2001, 2002 and 2003:

Deferred revenue January 31, 2000	$ 337
Membership fees received	706
Membership revenue recognized	(674)
Deferred revenue January 31, 2001	369
Membership fees received	748
Membership revenue recognized	(730)
Deferred revenue January 31, 2002	387
Membership fees received	834
Membership revenue recognized	(784)
Deferred revenue January 31, 2003	$ 437

SAM'S CLUB membership revenue is included in the other income line in the revenues section of the consolidated statements of income.

The Company's deferred revenue is included in accrued liabilities in the consolidated balance sheet. The Company's analysis of historical membership fee refunds indicates that such refunds have been insignificant. Accordingly, no reserve exists for membership fee refunds at January 31, 2003.

Cost of Sales
Cost of sales includes actual product cost, change in inventory, buying allowances received from our suppliers, the cost of transportation to the Company's warehouses from suppliers and the cost of transportation from the Company's warehouses to the stores and Clubs and the cost of warehousing for our SAM'S CLUB segment.

Payments from Suppliers
Wal-Mart receives money from suppliers for various reasons, the most common of which are as follows:

Warehousing allowances – allowances provided by suppliers to compensate the Company for distributing their product through our distribution systems which are more efficient than most other available supply chains. These allowances are reflected in cost of sales when earned.

Volume discounts – certain suppliers provide incentives for purchasing certain volumes of merchandise. These funds are recognized as a reduction of cost of sales at the time the incentive target is earned.

Other reimbursements and promotional allowances – suppliers may provide funds for specific programs including markdown protection, margin protection, new product lines, special promotions, specific advertising and other specified programs. These funds are recognized at the time the program occurs and the funds are earned.

At January 31, 2003 and 2002, the Company had $286 million and $279 million respectively, in accounts receivable associated with supplier funded programs. Further, the Company had $185 million and $178 million in unearned revenue included in accrued liabilities for unearned vendor programs at January 31, 2003 and 2002, respectively.

Operating, Selling and General and Administrative Expenses
Operating, selling and general and administrative expenses include all operating costs of the Company that are not related to the transportation of products from the supplier to the warehouse or from the warehouse to the store. Additionally, the cost of warehousing and occupancy for our Wal-Mart segment distribution facilities are included in operating, selling and general and administrative expenses. Because we do not include the cost of our Wal-Mart segment distribution facilities in cost of sales, our gross profit and gross margin may not be comparable to those of other retailers that may include all costs related to their distribution facilities in costs of sales and in the calculation of gross profit and gross margin.

Advertising Costs
Advertising costs are expensed as incurred and were $676 million, $618 million and $574 million in 2003, 2002 and 2001, respectively. Advertising cost consists primarily of print and television advertisements.

Pre-opening Costs
The costs of start-up activities, including organization costs and new store openings, are expensed as incurred.

Insurance/Self-Insurance
The Company uses a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers' compensation, general liability, vehicle liability and employee related health care benefits, a portion of which is paid by the Associates. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Depreciation and Amortization
Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital lease, for the years 2003, 2002 and 2001 was $3.1 billion, $2.7 billion and $2.4 billion, respectively. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences. Estimated useful lives for financial statements purposes are as follows:

Building and improvements	5 – 50 years
Fixtures and equipment	5 – 12 years
Transportation equipment	2 – 5 years
Internally developed software	3 years

Net Income Per Share
Basic net income per share is based on the weighted average outstanding common shares. Diluted net income per share is based on the weighted average outstanding shares adjusted for the dilutive effect of stock options and restricted stock grants (16 million, 16 million and 19 million shares in 2003, 2002 and 2001, respectively). The Company had approximately 10.0 million, 3.5 million and 2.0 million option shares outstanding at January 31, 2003, 2002 and

2001, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been antidilutive.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities. They also affect the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-based Compensation

The Company has various stock option compensation plans for Associates. The Company currently accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Historically, no significant stock-based employee compensation has been recognized under APB Opinion No. 25. In August 2002, the Company announced that on February 1, 2003, it will adopt the expense recognition provisions of the Financial Accounting Standards Board Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FAS 123"). Under FAS 123, compensation expense is recognized based on the fair value of stock options granted. The Company has chosen to retroactively restate its results of operations for this accounting change. The adoption of the fair value method will result in a reduction of retained earnings at that date of $348 million, representing the cumulative stock option compensation recorded for prior years net of the tax effect. The Company's estimates that the impact of changing the accounting method for the adoption of FAS 123 will have an impact of $0.02 to $0.03 per share in the year of adoption.

Pro forma information, regarding net income and income per share is required by FAS Statement 123, "Accounting for Stock-Based Compensation," (FAS No. 123) and has been determined as if the Company had accounted for its employee stock option plans granted since February 1, 1995 under the fair value method of that statement.

The effect of applying the fair value method of FAS No. 123 to the stock option grants subsequent to February 1, 1995, results in the following net income and net income per share (amounts in millions except per share data):

Fiscal Years Ended January 31,	2003	2002	2001
Net income as reported	$ 8,039	$ 6,671	$ 6,295
Less total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(84)	(79)	(60)
Pro forma net income	7,955	6,592	6,235
Pro forma earnings per share – basic	$ 1.80	$ 1.48	$ 1.40
Pro forma earnings per share – dilutive	$ 1.79	$ 1.47	$ 1.39

The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 2.5% and 7.2%, dividend yields between 0.4% and 1.3%, volatility factors between 0.23 and 0.41, and an expected life of the option of 7.4 years for the options issued prior to November 17, 1995, and 3 to 7 years for options issued thereafter.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation methods require the input of highly subjective assumptions including the expected stock price volatility. Using the Black-Scholes option evaluation model, the weighted average value of options granted during the years ended January 31, 2003, 2002, and 2001, were $18, $24, and $22, per option, respectively.

New Accounting Pronouncements

On February 1, 2002, the Company adopted Financial Accounting Standards Board Statements of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Under FAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment reviews. The following tables adjust certain information for fiscal 2002 and 2001, as if the non-amortization provisions of FAS 142 had been in place at that time and compares that adjusted information to the comparable information for fiscal 2003:

	Net Income (in Millions)			Basic Earnings Per Share			Diluted Earnings Per Share		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
As reported	**$ 8,039**	$ 6,671	$ 6,295	**$ 1.81**	$ 1.49	$ 1.41	**$ 1.81**	$ 1.49	$ 1.40
Add back: Goodwill amortization (net of $11 million tax impact in each of fiscal 2002 and 2001)	–	235	235	–	0.06	0.05	–	0.05	0.05
As adjusted	**$ 8,039**	$ 6,906	$6,530	**$ 1.81**	$ 1.55	$ 1.46	**$ 1.81**	$ 1.54	$ 1.45

During fiscal 2003, the Company adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS No. 144 develops an accounting model, based upon the framework established in FAS No. 121, for long-lived assets to be disposed by sales. The accounting model applies to all long-lived assets, including discontinued operations, and it replaces the provisions of ABP Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of segments of a business. FAS No. 144 requires long-lived assets held for disposal to be measured at the lower of carrying amount or fair values less costs to sell, whether reported in continuing operations or in discontinued operations. The adoption of FAS No. 144 did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The Company will adopt this standard at the beginning of its fiscal 2004. The Company believes the adoption of FAS No. 143 will not have a material impact on its financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Company believes the adoption of FAS No. 146, which will occur in fiscal 2004, will not have a material impact on its financial position or results of operations.

In November 2002, the FASB's Emerging Issues Task Force (EITF) reached a consensus on EITF 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor," which addresses the accounting for 'Cash Consideration' (which includes slotting fees, cooperative advertising payments etc.) and 'Rebates or Refunds' from a vendor that are payable only if the merchant completes a specified cumulative level of purchases or remains a customer of the vendor for a specified period of time. With regards to the 'cash considerations,' the EITF agreed that the consideration should be treated as a reduction of the prices of the vendor products or services and should therefore be included as a reduction of cost of sales unless the vendor receives, or will receive, an identifiable benefit in exchange for the consideration. With respect to the accounting for a rebate or refund again, the EITF agreed that such refunds or rebates should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the consideration to be received. This guidance should be applied prospectively to arrangements entered into after December 15, 2002. The Company is currently evaluating the impact of this new guidance which will be applied in the first quarter of fiscal 2004.

Reclassifications
Certain reclassifications have been made to prior periods to conform to current presentations.

2 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal Years Ended January 31,	2003	2002	2001
Maximum amount outstanding at month-end	$ 4,226	$ 4,072	$ 6,732
Average daily short-term borrowings	1,549	2,606	4,528
Weighted average interest rate	1.7%	3.7%	6.4%

At January 31, 2003 and 2002, short-term borrowings consisting of $1,079 million and $743 million of commercial paper were outstanding, respectively. At January 31, 2003, the Company had committed lines of $5,160 million with 73 firms and banks and informal lines of credit with various banks totaling an additional $73 million, which were used to support commercial paper.

Long-term debt at January 31, consists of (amounts in millions):

		2003	2002
6.875%	Notes due August 2009	$ 3,500	$ 3,500
various	Notes due 2005	2,597	597
5.450% – 8.000%	Notes due 2006	2,084	2,075
5.750% – 7.550%	Notes due 2030	1,823	1,714
6.550% – 7.500%	Notes due 2004	1,750	1,750
4.375%	Notes due 2007	1,500	–
4.750% – 7.250%	Notes due 2013	1,265	445
6.562% – 8.246%	Obligations from sale/leaseback transactions due 2012-2015	338	580
8.500%	Notes due 2024	250	250
6.750%	Notes due 2023	250	250
3.250% – 6.50%	Notes due 2003	–	3,382
4.410% – 10.88%	Notes acquired in ASDA acquisition due 2003-2015	122	797
	Other, including adjustments to debt hedged by derivatives	1,128	347
		$ 16,607	$ 15,687

The Company has two separate issuances of $500 million debt with embedded put options. For the first issuance, beginning June 2001, and each year thereafter, the holders of $500 million of the debt may require the Company to repurchase the debt at face value, in addition to accrued and unpaid interest. The holders of the other $500 million issuance may put the debt back to the Company at par plus accrued interest at any time. Both of these issuances have been classified as a current liability in the January 31, 2003 consolidated balance sheet.

Long-term debt is unsecured except for $83 million, which is collateralized by property with an aggregate carrying value of approximately $237 million. Annual maturities of long-term debt during the next five years are (in millions):

Fiscal Year Ended January 31,	Annual Maturity
2004	$ 4,538
2005	2,384
2006	2,755
2007	2,056
2008	1,576
Thereafter	7,836

The Company has agreed to observe certain covenants under the terms of its note agreements, the most restrictive of which relates to amounts of additional secured debt and long-term leases.

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedules above. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years as of January 31, 2003, are (in millions):

Fiscal Year Ended January 31,	Minimum Payments
2004	$ 59
2005	75
2006	60
2007	58
2008	55
Thereafter	230

At January 31, 2003 and 2002, the Company had trade letters of credit outstanding totaling $1,927 million and $1,578 million, respectively. At January 31, 2003 and 2002, the Company had standby letters of credit outstanding totaling $898 million and $743 million, respectively. These letters of credit were issued primarily for the purchase of inventory.

In December 2002, the Securities and Exchange Commission declared effective a shelf registration statement under which the Company may issue up to a total of $10 billion in debt securities. In February 2003, we sold notes totaling $1.5 billion under that shelf registration statement. These notes bear interest at the three-month LIBOR rate minus 0.0425% and mature in February 2005. The proceeds from the sale of these notes were used to reduce commercial paper debt and, therefore, the Company classified $1.5 billion of commercial paper as long-term debt on the January 31, 2003 balance sheet. After consideration of this debt issuance, we are permitted to sell up to $8.5 billion of public debt under our shelf registration statement. Contemporaneously with the issuance of this debt we entered into an interest rate swap with a notional amount of $1.5 billion. Under the terms of this swap we will pay interest at a fixed rate of 1.915% and receive interest at the three-month LIBOR rate minus 0.0425%. This swap will mature in February 2005.

3 Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to interest and foreign exchange rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) when appropriate. The majority of the Company's transactions are with counterparties rated A or better by nationally recognized credit rating agencies.

Adoption of FASB 133
On February 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative and Hedging Activities" (FAS 133), as amended. Because most of the derivatives used by the Company at the date of adoption were designated as net investment hedges, the fair value of these instruments was included in the balance sheet prior to adoption of the standard. As a result, the adoption of this standard did not have a significant effect on the consolidated financial statements of the Company.

Fair Value Instruments
The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. Under the swap agreements, the Company pays variable rate interest and receives fixed interest rate payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. All of the Company's interest rate swaps are designated as fair value hedges. In a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings in the current period. Ineffectiveness results when gains and losses on the

hedged item are not completely offset by gains and losses in the hedge instrument. No ineffectiveness was recognized in fiscal 2003 related to these instruments. The fair value of these contracts is included in the balance sheet in the line titled 'Other assets and deferred charges.'

Net Investment Instruments
At January 31, 2003, the Company is a party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed rate payments in one currency for fixed rate payments in another currency. The Company also holds approximately GBP 1 billion of debt that is designated as hedges of net investment.

During the fourth quarter of fiscal 2002, the Company terminated or sold cross currency instruments that hedged portions of the Company's investments in Canada, Germany and the United Kingdom. These instruments had notional amounts of $6.7 billion. The Company received $1.1 billion in cash related to the fair value of the instruments at the time of the terminations. Prior to the terminations, these instruments were classified as net investment hedges and had been recorded at fair value as current assets on the balance sheet with a like amount recorded on the balance sheet shareholders' equity section in the line "other accumulated comprehensive income." No gain related to the terminations was recorded in the Company's income statement. The fair value of these contracts is included in the balance sheet in the line titled "Other assets and deferred charges."

Cash Flow Hedge
The Company entered into a cross-currency interest rate swap to hedge the foreign currency risk of certain yen denominated intercompany debt. The Company has entered into a cross-currency interest rate swap related to U.S. dollar denominated debt securities issued by a Canadian subsidiary of the Company. These swaps are designated as cash flow hedges of foreign currency exchange risk. No ineffectiveness was recognized during fiscal 2003 related to these instruments. The Company expects that the amount of gain existing in other comprehensive income that is expected to be reclassified into earnings within the next 12 months will not be significant. Changes in the foreign currency spot exchange rate result in reclassification of amounts from other comprehensive income to earnings to offset transaction gains or losses on foreign denominated debt. The fair value of these hedges are included in the balance sheet in the line titled "Other assets and deferred charges."

Instruments Not Designated for Hedging
The Company enters into forward currency exchange contracts in the regular course of business to manage its exposure against foreign currency fluctuations on cross-border purchases of inventory. These contracts are generally for short durations of six months or less. Although these instruments are economic hedges, the Company did not designate these contracts as hedges as required in order to obtain hedge accounting. As a result, the Company marks the contracts to market through earnings. The fair value of these contracts is included in the balance sheet in the line titled "Prepaid expenses and other."

Fair Value of Financial Instruments

Instrument	Notional Amount		Fair Value	
(amounts in millions)	1/31/2003	1/31/2002	1/31/2003	1/31/2002
Derivative financial instruments designated for hedging:				
Receive fixed rate, pay floating rate interest rate swaps designated as fair value hedges	$ 8,292	$ 3,792	$ 803	$ 172
Receive fixed rate, pay fixed rate cross-currency interest rate swaps designated as net investment hedges (FX notional amount: GBP 795 at 1/31/2003 and 2002)	1,250	1,250	126	192
Receive fixed rate, pay fixed rate cross-currency interest rate swap designated as cash flow hedge (FX notional amount: CAD 503 at 1/31/2003 and 2002)	325	325	8	8
Receive fixed rate, pay fixed rate cross-currency interest rate swap designated as cash flow hedge (FX notional amount: JPY 52,056 at 1/31/2003 and 2002)	432	–	2	–
	10,299	5,367	939	372
Derivative financial instruments not designated for hedging:				
Foreign currency exchange forward contracts (various currencies)	185	117	–	–
Basis swap	500	500	2	1
	685	617	2	1
Non-derivative financial instruments:				
Long-term debt	21,145	17,944	20,464	18,919

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: Fair value is based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Interest rate instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.

Foreign currency contracts: The fair value of foreign currency contracts are estimated by obtaining quotes from external sources.

4 Other Accumulated Comprehensive Income

Comprehensive income is net income plus certain other items that are recorded directly to shareholders' equity. The following table gives further detail regarding the changes in the composition of comprehensive income during fiscal 2003, 2002 and 2001 (in millions):

	Foreign Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balance at January 31, 2000	($ 640)	$185	$ –	($ 455)
Foreign currency translation adjustment	(1,126)	–	–	(1,126)
Change in fair value of hedging instruments	–	897	–	897
Balance at January 31, 2001	(1,766)	1,082	–	(684)
Foreign currency translation adjustment	(472)	–	–	(472)
Change in fair value of hedge instruments	–	322	–	322
Reclassification of tax payable on terminated hedges	–	(426)	–	(426)
Reclassification to earnings to offset transaction gain on debt	–	(8)	–	(8)
Balance at January 31, 2002	(2,238)	970	–	(1,268)
Foreign currency translation adjustment	1,113	–	–	1,113
Change in fair value of hedge instruments	–	(164)	–	(164)
Reclassification to earnings to offset transaction loss on debt	–	16	–	16
Subsidiary minimum pension liability	–	–	(206)	(206)
Balance at January 31, 2003	($ 1,125)	$ 822	($ 206)	($ 509)

5 Income Taxes

The income tax provision consists of the following (in millions):

Fiscal years ended January 31,	2003	2002	2001
Current			
Federal	$ 3,377	$ 3,021	$ 2,641
State and local	235	310	297
International	355	381	412
Total current tax provision	3,967	3,712	3,350
Deferred			
Federal	348	230	457
State and local	29	17	34
International	143	(62)	(149)
Total deferred tax provision	520	185	342
Total provision for income taxes	$ 4,487	$ 3,897	$ 3,692

Earnings before income taxes are as follows (in millions):

Fiscal years ended January 31,	2003	2002	2001
Domestic	$ 10,841	$ 9,523	$ 9,203
International	1,878	1,228	913
Total earnings before income taxes and minority interest	$ 12,719	$ 10,751	$ 10,116

Items that give rise to significant portions of the deferred tax accounts at January 31 are as follows (in millions):

	2003	2002	2001
Deferred tax liabilities			
Property, plant, and equipment	$ 1,357	$ 906	$ 751
Inventory	527	368	407
Capital leases	34	–	–
International, principally asset basis difference	581	448	398
Acquired asset basis difference	51	53	65
Other	186	138	87
Total deferred tax liabilities	2,736	1,913	1,708
Deferred tax assets			
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	1,114	832	865
Capital leases	–	26	74
International, asset basis and loss carryforwards	508	459	352
Deferred revenue	136	137	142
Other	219	159	153
Total deferred tax assets	1,977	1,613	1,586
Net deferred tax liabilities	$ 759	$ 300	$ 122

A reconciliation of the significant differences between the effective income tax rate and the federal statutory rate on pretax income follows:

Fiscal years ended January 31,	2003	2002	2001
Statutory tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.35%	1.98%	2.13%
International	(1.25%)	(1.01%)	(0.84%)
Other	0.18%	0.28%	0.21%
	35.28%	36.25%	36.50%

Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $2.141 billion at January 31, 2003, as such earnings have been reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

6 Acquisitions

During May 2002, the Company acquired its initial 6.1% stake in The Seiyu, Ltd., a Japanese retail chain for approximately $51 million. Under the terms of the agreement, Wal-Mart acquired a series of warrants, exercisable in specified series through 2007, to contribute up to 260 billion yen, or approximately $2 billion for additional shares of stock in Seiyu. This investment represents our initial entry into the Japanese retail market.

In December 2002, the Company exercised in full the first in the series of warrants granted allowing us to acquire 192,800,000 new shares in Seiyu for approximately $432 million. After this exercise, our ownership percentage in Seiyu increased to approximately 35% on a fully diluted basis. In addition, acquisition costs of approximately $27 million have been incurred. If all the warrants are exercised, we will own approximately 66.7% of the stock of Seiyu.

Also, in December 2002, the Company completed its purchase of Supermercados Amigo, Inc. (Amigo), a supermarket chain located in Puerto Rico with 37 supermarkets; four of these supermarkets were subsequently sold, and two of these supermarkets are currently in the process of being sold. The purchase price of approximately $242 million, financed by commercial paper, has been preliminarily allocated to the net assets acquired and liabilities assumed based on their estimated fair value. The transaction resulted in approximately $197 million of goodwill that will be subject to annual impairment tests under FAS 142. The results of operations, which were not material, are included in the consolidated Company results since the date of acquisition.

In fiscal 2001, the Company purchased 271.3 million shares of stock in Wal-Mart de Mexico S.A. de C.V. (formerly Cifra S.A. de C.V.) at a total cash cost of $587 million. This transaction increased the Company's ownership percentage by approximately 6% and resulted in goodwill of $422 million. As a result of that acquisition, Wal-Mart de Mexico's share repurchase program and a stock dividend paid by Wal-Mart de Mexico, the Company holds approximately 62% of the outstanding voting shares of Wal-Mart de Mexico at the end of fiscal 2003.

7 Stock Option Plans

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations to account for its employee stock options. Because the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The options granted under the stock option plans generally expire 10 years from the date of grant. Options granted prior to November 17, 1995, may be exercised in nine annual installments. Generally, options granted on or after November 17, 1995 and before fiscal 2001, may be exercised in seven annual installments. Options granted after fiscal 2001 may be exercised in five annual installments.

The Company issues restricted (non-vested) stock to certain of our Associates. These shares are granted at market price on the date of grant with varying vesting provisions. Most restricted stock grants vest 25 percent after three years, 25 percent after five years and 50 percent at age 65. Three million restricted shares were outstanding at January 31, 2003 with a weighted average grant date value of $38.44.

The following table summarizes information about stock options outstanding as of January 31, 2003:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Life in Years	Weighted Average Exercise Price of Outstanding Options	Number of Options Exercisable	Weighted Average Exercise Price of Exercisable Options
$ 4.24 to 7.25	61,000	3.6	$ 5.74	56,000	$ 5.88
10.81 to 15.41	11,429,000	3.0	11.75	8,388,000	11.79
17.53 to 23.33	5,881,000	5.0	19.30	3,662,000	19.36
24.72 to 38.72	4,656,000	7.7	35.59	385,000	27.25
39.88 to 45.75	4,857,000	6.1	40.57	2,187,000	40.06
46.00 to 54.56	22,176,000	8.2	49.20	3,903,000	47.75
55.25 to 60.90	10,045,000	8.8	56.41	1,472,000	55.88
$ 4.24 to 60.90	59,105,000	6.8	$ 38.38	20,053,000	$ 26.77

Further information concerning the options is as follows:

	Shares	Option Price Per Share	Weighted Average Per Share	Total
January 31, 2000	51,314,000	$ 5.33 – 63.44	$ 20.38	$ 1,045,702,000
(12,967,000 shares exercisable)				
Options granted	12,046,000	45.38 – 58.94	46.55	560,710,000
Options canceled	(3,444,000)	6.75 – 54.56	26.79	(92,274,000)
Options exercised	(7,865,000)	6.75 – 46.00	13.50	(106,145,000)
January 31, 2001	52,051,000	$ 5.33 – 63.44	$ 27.05	$ 1,407,993,000
(15,944,000 shares exercisable)				
Options granted	12,821,000	4.24 – 56.80	46.46	595,639,000
Options canceled	(1,969,000)	11.13 – 54.56	34.04	(67,030,000)
Options exercised	(9,433,000)	4.24 – 47.56	22.48	(212,065,000)
January 31, 2002	53,470,000	$ 4.24 – 63.44	$ 32.25	$ 1,724,537,000
(16,823,000 shares exercisable)				
Options granted	15,267,000	48.41 – 57.80	54.32	829,244,000
Options canceled	(3,037,000)	4.24 – 63.44	42.07	(127,752,000)
Options exercised	(6,595,000)	4.24 – 55.94	23.90	(157,588,000)
January 31, 2003	59,105,000	$ 4.24 – 60.90	$ 38.38	$ 2,268,441,000
(20,053,000 shares exercisable)				
Shares available for option:				
January 31, 2002	134,430,000			
January 31, 2003	124,589,000			

Income tax benefit recorded as a result of the tax deductions triggered by employee exercise of stock options amounted to $84 million, $106 million and $118 million in fiscal 2003, 2002 and 2001, respectively.

8 Litigation

The Company is involved in a number of legal proceedings, including antitrust, consumer, employment, tort, and other litigation. The lawsuits discussed below, which are among the matters pending against the Company, if decided adversely, may result in liability material to the Company's consolidated financial statements. The Company may enter into discussions regarding settlement of certain cases, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company's Shareholders.

The Company is a defendant in thirty-three putative class action lawsuits, in thirty-one states, in which the plaintiffs allege that the Company violated the Fair Labor Standards Act, corresponding state laws, or both. The plaintiffs are hourly associates who allege, among other things, that the Company forced them to work "off the clock" and failed to provide work breaks. The complaints generally seek unspecified actual damages, injunctive relief, or both. Class certification has been addressed in six cases: in Texas, Ohio, Louisiana and Michigan the trial or appellate courts have denied class certification. In Oregon a Federal Court has denied statewide certification as to state contract claims but allowed a limited class of opt-in plaintiffs to proceed with Fair Labor Standards Act and state statutory claims. A state-wide class was certified in Colorado, but the Order was vacated after settlement. The California Department of Labor Standards Enforcement has initiated an investigation of Wal-Mart and SAM'S CLUB for alleged failures to comply with California Wage and Hour laws.

The Company is a defendant in five putative class actions brought by Associates who challenge their exempt status under the Fair Labor Standards Act, and allege that the Company failed to pay overtime as required by the Act. Three cases regarding SAM'S CLUB managers are pending in California state court. One case regarding store assistant managers is pending in federal court in Michigan. One case regarding Home Office managers is pending in federal court in Arkansas. No determination has been made as to certification in these cases.

The Company is a defendant in three putative class action lawsuits brought on behalf of pharmacists who allege, among other things, that the Company failed to pay overtime in violation of the Fair Labor Standards Act or in breach of contract. The complaints seek actual damages, injunctive relief, or both. In each of these cases, the trial court has certified a class. Trial is set for June 3, 2003, in one of the cases and August 4, 2003, in another.

The Company is a defendant in Dukes v. Wal-Mart Stores, Inc., a putative class action lawsuit pending in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company's retail stores and wholesale clubs in the United States. The complaint alleges that the Company has a pattern and practice of discriminating against women in promotions, pay, training, and job assignments. The complaint seeks, among other things, injunctive relief, compensatory damages including front pay and back pay, punitive damages, and attorney fees. Class certification has not yet been decided, and we cannot predict whether a class will be certified and, if a class is certified, the geographic or other scope of such a class. If the Court certifies a class in this action and there is an adverse verdict on the merits, the Company may be subject to liability for damages that could be material to the Company and to employment-related injunctive measures that could be material to the Company and result in increased costs of operations on an ongoing basis.

The Company is a defendant in three putative class action lawsuits in Texas, one in New Hampshire, and one in Oklahoma. In each of the lawsuits, the plaintiffs seek a declaratory judgment that Wal-Mart and the other defendants who purchased Corporate Owned Life Insurance (COLI) policies lack an insurable interest in the lives of the class-members, who were the insureds under the policies, and seek to recover the proceeds of the policies under theories of unjust enrichment and constructive trust. In some of the suits the plaintiffs attempt to state claims for alleged violations of their privacy rights, as well as various other causes of action, and assert they are entitled to punitive damages. In August 2002, the court in the lead Texas lawsuit denied the Company's motion for summary judgment, and granted partial summary judgment, in favor of the plaintiffs on certain issues. The Texas litigation has been stayed while the Fifth Circuit Court of Appeals reviews these rulings. Class certification has not been decided in any of these cases.

The Company is a defendant in Lisa Smith Mauldin v. Wal-Mart Stores, Inc. a lawsuit that was filed on October 16, 2001, in the United States District Court for the Northern District of Georgia, Atlanta Division. The lawsuit was certified by the court as a class action on August 30, 2002. The class is composed of female Wal-Mart Associates who were participants in the Associates Health and Welfare Plan from March 8, 2001 to the present and who were using prescription contraceptives during the relevant time period. The class seeks amendment of the Plan to include coverage for prescription contraceptives, back pay for all members in the form of reimbursement of the cost of prescription contraceptives (from no earlier than September 5, 1999), pre-judgment interest and attorney fees and coverage of prescription contraceptives and attendant office visits. The complaint alleges that the Company's Health Plan violates Title VII's prohibition against gender discrimination in that the Reproductive Systems provision does not provide coverage for contraceptives.

The Company is a defendant in a lawsuit that was filed on August 31, 2001, in the United States District Court for the Eastern District of Kentucky. EEOC (Janice Smith) v. Wal-Mart Stores, Inc. is an action brought by the EEOC on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky Distribution Center from 1995 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The class seeks back pay for those females not selected for hire or transfer during the relevant time period. The class also seeks injunctive and prospective affirmative relief. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification.

The Company is a defendant in seven putative class actions filed in Massachusetts, in which the plaintiffs allege that the Company violated a state statute requiring individual price stickers to be affixed to certain items offered for retail sale. Plaintiffs seek equitable relief requiring Wal-Mart to affix individual prices to such items when they are placed for sale in Massachusetts, compensatory damages calculated at $25 for each transaction in Massachusetts since 1998, treble damages, and attorney fees. The first suit was filed in the Plymouth County Superior Court on November 26, 2002. Wal-Mart recently filed a motion to consolidate the actions; motions to dismiss the statutory damage claims as to the class members; and a motion to stay discovery pending the outcome of the other motions. Class certification has not been decided in any of these cases.

9 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $1,091 million, $1,043 million, and $893 million in 2003, 2002, and 2001, respectively. Aggregate minimum annual rentals at January 31, 2003, under non-cancelable leases are as follows (in millions):

Fiscal Year	Operating Leases	Capital Leases
2004	$ 589	$ 440
2005	576	431
2006	560	428
2007	546	419
2008	515	412
Thereafter	5,202	3,152
Total minimum rentals	$ 7,988	5,282
Less estimated executory costs		57
Net minimum lease payments		5,225
Less imputed interest at rates ranging from 6.1% to 14.0%		2,048
Present value of minimum lease payments		$ 3,177

Certain of the leases provide for contingent additional rentals based on percentage of sales. The additional rentals amounted to $51 million, $63 million and $56 million in 2003, 2002 and 2001, respectively. Substantially all of the store leases have renewal options for additional terms of from 5 to 30 years at comparable rentals.

We have guaranteed specific obligations of certain third party construction contractors in the amount of $110 million. In connection with debt financing of $500 million we entered into related interest rate swaps; should an unlikely event terminate these financing transactions and the related swaps we would be liable for a termination payment that at January 31, 2003 approximated $99 million. Additionally we have entered into agreements with third party distribution companies that would require us to purchase specified transportation equipment for up to approximately $133 million in the unlikely termination of some or all of these agreements.

The Company has entered into lease commitments for land and buildings for ten future locations. These lease commitments with real estate developers provide for minimum rentals for 10 to 25 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $12 million annually over the lease terms.

10 Retirement Related Benefits

In the United States, the Company maintains a Profit Sharing Plan which is entirely funded by the Company and under which most full-time and many part-time Associates become participants following one year of employment. The Company also maintains a 401(k) retirement savings plans with the same eligibility requirements as the profit sharing plan under which Associates may elect to contribute a percentage of their earnings. During fiscal 2003 participants could contribute up to 15% of their pretax earnings, but not more than statutory limits.

The Company made annual contributions in cash to these plans on behalf of all eligible Associates, including those who did not elect to contribute to the 401(k) plan. Associates may choose from among 14 different 401(k) investment options. For Associates who did not make any election, their 401(k) balance is placed in a balanced fund. Associates are immediately vested in their 401(k) funds and may change their investment options at any time.

Annual contributions to the United States and Puerto Rico 401(k) and profit sharing plans are made at the sole discretion of the Company, and were $593 million, $500 million and $435 million in 2003, 2002 and 2001, respectively. In addition, in fiscal 2002, eligible Associates could choose to receive a cash payout equal to one-half of the Company contribution that otherwise would have been made into the 401(k) plan. The Company paid $34 million in cash to Associates in lieu of Company contributions to the 401(k) plan in fiscal 2002.

Employees in foreign countries who are not U.S. citizens are covered by various postemployment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the country in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are made at the sole discretion of the Company, and were $73 million, $55 million and $51 million in 2003, 2002 and 2001, respectively.

The Company's United Kingdom subsidiary, ASDA, has in place a defined benefit plan. The following table provides a summary of benefit obligations and plan assets of the ASDA defined benefit plan (in millions):

	2003
Benefit obligation at January 31,	$ 807
Fair value of plan assets at January 31,	$ 601
Funded status of the plan	($ 206)

11 Segments

The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada, Germany, South Korea, Puerto Rico, and the United Kingdom, through joint ventures in China, through majority-owned subsidiaries in Brazil and Mexico and through minority investment in Japan. The Company identifies segments based on management responsibility within the United States and geographically for all International units. The Wal-Mart Stores segment includes the Company's discount stores, Supercenters and Neighborhood Markets in the United States as well as Wal-Mart.com. The SAM'S CLUB segment includes the warehouse membership clubs in the United States. The Company's operations in Argentina, Brazil, China, Germany, South Korea, Mexico, the United Kingdom and the Amigo operation in Puerto Rico are consolidated using a December 31 fiscal year end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company's operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year end. The Company measures segment profit as operating profit, which is defined as operating income, which is defined as income before net interest expense, income taxes and minority interest. Information on segments and a reconciliation to income, before income taxes, and minority interest, are as follows (in millions):

Fiscal year ended January 31, 2003	Wal-Mart Stores	SAM'S CLUB	International	Other	Consolidated
Revenues from external customers	$ 157,121	$ 31,702	$ 40,794	$ 14,907	$ 244,524
Intercompany real estate charge (income)	2,228	453	–	(2,681)	–
Depreciation and amortization	1,287	216	639	1,290	3,432
Operating income (loss)	11,873	1,028	2,033	(1,290)	13,644
Interest expense, net					(925)
Income before income taxes and minority interest					12,719
Total assets	$ 24,748	$ 4,404	$ 30,709	$ 34,824	$ 94,685

Fiscal year ended January 31, 2002	Wal-Mart Stores	SAM'S CLUB	International	Other	Consolidated
Revenues from external customers	$ 139,131	$ 29,395	$ 35,485	$ 13,788	$ 217,799
Intercompany real estate charge (income)	1,993	411	–	(2,404)	–
Depreciation and amortization	1,091	177	595	1,427	3,290
Operating income (loss)	10,221	1,028	1,305	(617)	11,937
Interest expense, net					(1,186)
Income before income taxes and minority interest					10,751
Total assets	$ 21,890	$ 3,958	$ 26,324	$ 31,355	$ 83,527

Fiscal year ended January 31, 2001	Wal-Mart Stores	SAM'S CLUB	International	Other	Consolidated
Revenues from external customers	$ 121,889	$ 26,798	$ 32,100	$ 10,542	$ 191,329
Intercompany real estate charge (income)	1,766	383	–	(2,149)	–
Depreciation and amortization	927	147	562	1,232	2,868
Operating income (loss)	9,616	942	949	(196)	11,311
Interest expense					(1,195)
Income before income taxes and minority interest					10,116
Total assets	$ 20,286	$ 3,843	$ 25,742	$ 28,259	$ 78,130

Operating income information for fiscal years 2001 and 2002 has been reclassified to conform to current-year presentation.

Domestic long-lived assets excluding goodwill were $38,051 million, $33,612 million and $29,741 million in fiscal 2003, 2002 and 2001, respectively. Additions to domestic long-lived assets were $6,358 million, $4,749 million and $6,374 million in fiscal 2003, 2002 and 2001, respectively. International long-lived assets excluding goodwill were $13,853 million, $12,138 million and $11,193 million in fiscal 2003, 2002 and 2001, respectively. Additions to International long-lived assets were $2,075 million, $1,436 million and $711 million in fiscal 2003, 2002 and 2001, respectively. The International segment includes all international real estate. The operations of the Company's ASDA subsidiary are significant in comparison to the total operations of the International segment. ASDA sales during fiscal 2003, 2002 and 2001 were $18.1 billion, $15.3 billion and $14.5 billion, respectively. At January 31, 2003 and 2002, ASDA long-lived assets, including primarily net plant, property and equipment and net goodwill, totaled $14.2 billion and $12.4 billion, respectively.

All of the operating real estate in the United States is included in the "Other" category and is leased to Wal-Mart Stores and SAM'S CLUB. The revenues in the "Other" category result from sales to third parties by McLane Company, Inc., a wholesale distributor.

McLane offers a wide variety of grocery and non-grocery products, which it sells to a variety of retailers including the Company's Wal-Mart Stores and SAM'S CLUB segments. McLane is not a significant segment and therefore, results are not presented separately.

12 Quarterly Financial Data (Unaudited)

Amounts in millions (except per share information)	April 30,	July 31,	October 31,	January 31,
		Quarters ended		
2003				
Net sales	$ 54,960	$ 59,694	$ 58,797	$ 71,073
Cost of sales	43,058	46,639	45,893	56,248
Net income	1,652	2,038	1,820	2,529
Net income per common share, basic and diluted	$ 0.37	$ 0.46	$ 0.41	$ 0.57
2002				
Net sales	$ 48,052	$ 52,799	$ 52,738	$ 64,210
Cost of sales	37,850	41,412	41,388	50,912
Net income	1,380	1,622	1,481	2,188
Net income per common share, basic and diluted	$ 0.31	$ 0.36	$ 0.33	$ 0.49

Report of Independent Auditors

The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Ernst & Young LLP

Tulsa, Oklahoma

March 19, 2003

Report of Management

Management of Wal-Mart Stores Inc. is responsible for the integrity and objectivity of the financial statements and other information presented in this report. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires certain estimates and judgments, which are based upon currently available information and management's view of current conditions and circumstances.

Management has developed and maintains a system of internal and disclosure controls, including an extensive internal audit program. These controls are designed to provide reasonable assurance that the Company's assets are protected from improper use and that Wal-Mart's accounting records provide a reliable basis for the preparation of financial statements. We continually review, improve and modify these systems and programs in response to changes in business conditions and operations and the recommendations made by Wal-Mart's internal and external auditors. We believe that the system of internal and disclosure controls provides reasonable assurance that Wal-Mart's assets are safeguarded and that the financial information disclosed is reliable.

Our Company was founded on the belief that open communications and the highest standard of ethics are necessary to be successful. Our long-standing "open door" communication policy helps management be aware of and deal with issues in a timely and effective manner. Through the open door policy all Associates are encouraged to inform management at the appropriate level when they are concerned about any matter pertaining to the Company.

Wal-Mart has adopted a Statement of Ethics to guide our Associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of the Company's business. Familiarity and compliance with the Statement of Ethics is periodically reviewed and acknowledged in writing by all management Associates. The Company also has in place a Related Party Transaction Policy. This policy applies to all Officers and Directors of the Company and requires material related party transactions to be reviewed by the Audit Committee of the Board of Directors. Annually, the Company's Officers and Directors report material related party transactions to the Company and Officers acknowledge their familiarity and compliance with the policy.

We retain Ernst & Young LLP, independent auditors, to audit the Company's financial statements. Their audits are performed in accordance with generally accepted auditing standards. We have made available to Ernst & Young LLP all financial records and related data.

The Board of Directors, through the activities of its Audit Committee consisting solely of outside directors, provides oversight of the process of reporting financial information. The Committee stays informed of the financial condition of the Company and regularly reviews its financial policies and procedures, the independence of the Company's independent auditors, its internal accounting controls and the objectivity of its financial reporting. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee and meet with the Committee periodically, both with and without management present.

H. Lee Scott
President and Chief Executive Officer

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

Corporate Information

Registrar and Transfer Agent:
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-438-6278
TDD for hearing-impaired inside the U.S.: 1-201-222-4955
Internet: http://www.equiserve.com
Dividend Reinvestment and Direct Stock Purchase Available

Listings – Stock Symbol: WMT
New York Stock Exchange
Pacific Stock Exchange

Annual Meeting:
Our Annual Meeting of Shareholders will be held on
Friday, June 6, 2003, at 8:45 a.m. in Bud Walton Arena on the
University of Arkansas campus, Fayetteville, Arkansas.

Communication with Shareholders:
Wal-Mart Stores, Inc. periodically communicates with its Shareholders
and other members of the investment community about our operations.
For further information regarding those communications, please refer
to our Form 8-K filing with the SEC dated October 20, 2000.

Independent Auditors:
Ernst & Young LLP
3900 One Williams Center
Tulsa, Oklahoma 74172

Corporate Address:
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716
Telephone: (479) 273-4000
Retail Internet Site: http://www.walmart.com
Corporate Internet Site: http://www.walmartstores.com

**The following reports are available without charge upon request
by writing the Company c/o Investor Relations or by calling
(479) 273-8446. These reports are also available via the
corporate website.**

- Annual Report on Form 10-K
- Quarterly Financial Information on Form 10-Q
- Current Press Releases
- Current Sales and Earnings Releases
- Copy of Proxy Statement
- Diversity Brochure
- Supplier Standards Report

Market Price of Common Stock

| Quarter Ended | Fiscal Years Ended January 31, | | | |
| | 2003 | | 2002 | |
	High	Low	High	Low
April 30	$63.75	$55.80	$55.70	$46.91
July 31	$58.55	$44.60	$55.90	$47.34
October 31	$57.33	$45.60	$55.99	$44.00
January 31	$55.57	$47.10	$59.98	$52.24

Dividends Paid Per Share

| Fiscal Years Ended January 31, | | | |
| Quarterly | | | |
2003		2002	
April 18	$0.075	April 9	$0.070
July 8	$0.075	July 9	$0.070
October 7	$0.075	October 9	$0.070
January 6	$0.075	January 7	$0.070

Trustees

**3.25%, 4.15%, 4.375%, 4.625%,
4.878%, 5.45%, 5.875%,
6.375%, 6.5%, 6.55%, 6.75%,
6.875%, 7.25%, 7.5%, 7.55%,
8.0%, 8.5%
Notes, Marks**[SM]**, Wal-Mart
Canada Venture Corp – 5.58%**
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza, Suite IL 1-0126
Chicago, Illinois 60670-0126

**Pass Through Certificates
1994-A-1-8.57%
1994-A-2-8.85%**
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza, Suite IL 1-0126
Chicago, Illinois 60670-0126

**Pass Through Certificates
(Wal-Mart Retail Trust IV, V)
1994-B-1-8.45%
1994-B-2-8.62%
1994-B-3-8.80%**
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza, Suite IL 1-0126
Chicago, Illinois 60670-0126

**Pass Through Certificates
1992-A-1-7.49%
1992-A-2-8.07%**
Wells Fargo Bank
(Formerly known as
First Security Bank, N.A.
Company of Nevada)
229 South Main Street
12th Floor
Salt Lake City, Utah 84111

**Global Notes – (GBP)
4.75%, 5.75%**
Bank One, N.A.
1 Triton Square
London, England NW13FN

**Sale/Leaseback Transaction
WMS I Series C – 8.72%**
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza, Suite IL 1-0126
Chicago, Illinois 60670-0126

**Sale/Leaseback Transaction
(Wal-Mart Retail Trust I, II, III)**
State Street Bank and Trust
Company of Connecticut, N.A.
c/o State Street Corporation
Global Investor Services Group
Corporate Trust
P.O. Box 778
Boston, Massachusetts
02102-0778

**Sale/Leaseback Transaction
Series B – 8.75%
Series C – 8.875%**
Bank One Trust Company, N.A.
(Formerly known as The First
National Bank of Chicago)
Attn: Global Corp. Trust Services
1 Bank One Plaza, Suite IL 1-0126
Chicago, Illinois 60670-0126



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2003 Annual Report